QuickLinks -- Click here to rapidly navigate through this document

Exhibit 99.2

CONSOLIDATED STATEMENTS OF FINANCIAL POSITION
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in thousands of Euro)	Note reference	2012	Related parties (note 29)	2011	Related parties (note 29)

ASSETS
CURRENT ASSETS:
Cash and cash equivalents	6	790,093	—	905,100	—
Accounts receivable	7	698,755	1,248	668,239	4,168
Inventories	8	728,767	—	649,506	—
Other assets	9	209,250	13	230,850

Total current assets		2,426,866	1,261	2,453,695	4,168
NON-CURRENT ASSETS:
Property, plant and equipment	10	1,192,394	—	1,159,436	—
Goodwill	11	3,148,770	—	3,090,563	—
Intangible assets	11	1,345,688	—	1,350,921	—
Investments	12	11,745	4,265	8,754	4,354
Other assets	13	147,036	2,832	157,255	2,358
Deferred tax assets	14	169,662	—	153,701	—

Total non-current assets		6,015,294	7,097	5,920,629	6,712

TOTAL ASSETS		8,442,160	8,358	8,374,325	10,880

LIABILITIES AND STOCKHOLDERS' EQUITY
CURRENT LIABILITIES:
Short-term borrowings	15	90,284	—	193,834	—
Current portion of long-term debt	16	310,072	—	498,295	—
Accounts payable	17	682,588	9,126	608,327	18,004
Income taxes payable	18	66,350	—	39,859	—
Short term provisions for risks and other charges	19	66,032	—	53,337	—
Other liabilities	20	589,658	72	533,801	2,568

Total current liabilities		1,804,984	9,198	1,927,454	20,572
NON-CURRENT LIABILITIES:
Long-term debt	21	2,052,107	—	2,244,583	—
Employee benefits	22	191,710	—	197,675	—
Deferred tax liabilities	14	227,806	—	232,337	—
Long term provisions for risks and other charges	23	119,612	—	80,400	—
Other liabilities	24	52,702	—	66,756	—

Total non-current liabilities		2,643,936	—	2,821,751	—
STOCKHOLDERS' EQUITY:
Capital stock	25	28,394	—	28,041	—
Legal reserve	25	5,623	—	5,600	—
Reserves	25	3,497,584	—	3,244,362	—
Treasury shares	25	(91,929)	—	(117,418)	—
Net income	25	541,700	—	452,343	—

Luxottica Group stockholders' equity	25	3,981,372	—	3,612,928	—
Non-controlling interests	26	11,868	—	12,192	—

Total stockholders' equity		3,993,240	—	3,625,120	—

TOTAL LIABILITIES AND STOCKHOLDERS' EQUITY		8,442,160	9,198	8,374,325	20,572

CONSOLIDATED STATEMENTS OF INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in thousands of Euro)	Note reference	2012	Related parties (note 29)	2011	Related parties (note 29)

Net sales	27	7,086,142	1,841	6,222,483	6,237
Cost of sales	27	2,379,093	45,051	2,168,065	44,999

—Of which non recurring		1,360	—	—	—

Gross profit		4,707,049	(43,210)	4,054,419	(38,763)

Selling	27	2,271,383	—	1,994,979	74
—Of which non recurring	33	17,323	—	2,877
Royalties	27	124,403	1,341	106,322	1,166
Advertising	27	446,175	35	408,483	116
—Of which non recurring	33	—	—	5,700	—
General and administrative	27	883,038	—	737,495	41
—Of which non recurring	33	3,025	—	5,146	—

Total operating expenses		3,725,000	1,377	3,247,278	1,398

Income from operations		982,049	(44,587)	807,140	(40,160)

Other income/(expense)
Interest income	27	18,910	—	12,472	—
Interest expense	27	(138,140)	—	(121,067)	—
Other—net	27	(6,463)	3	(3,273)	(9)

Income before provision for income taxes		856,357	(44,583)	695,273	(40,169)

Provision for income taxes	27	(310,476)	—	(236,972)	—
—Of which non recurring		(3,488)	—	10,453	—
Net Income		545,881	—	458,300	—

Of which attributable to:
—Luxottica Group stockholders		541,700	—	452,343	—
—Non-controlling interests		4,181	—	5,957	—

NET INCOME		545,881	—	458,300	—

Weighted average number of shares outstanding:
Basic	30	464,643,093		460,437,198
Diluted	30	469,573,841		463,296,262
EPS (in Euro):
Basic	30	1.17		0.98
Diluted	30	1.15		0.98

CONSOLIDATED STATEMENTS OF COMPREHENSIVE INCOME
FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in thousands of Euro)	2012	2011

Net income	545,881	458,300
Other comprehensive income:
Cash flow hedge—net of tax of Euro 6.5 million and Euro 11.4 million as of December 31, 2012 and 2011	13,700	21,114
Currency translation differences	(64,010)	72,660
Actuarial (loss)/gain on defined benefit plans—net of tax of Euro 13.6 million and Euro 22.9 million as of December 31, 2012 and 2011	(24,952)	(37,186)
Total other comprehensive income—net of tax	(75,262)	56,588

Total comprehensive income for the period	470,619	514,888

Attributable to:
—Luxottica Group stockholders' equity	466,204	508,722
—Non-controlling interests	4,415	6,166

Total comprehensive income for the period	470,619	514,888

 CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

	Capital stock
				Additional paid-in capital		Stock options reserve	Translation of foreign operations and other			Non- controlling interests
(Amounts in thousands of Euro)	Number of shares	Amount	Legal reserve		Retained earnings			Treasury shares	Stockholders' equity

	Note 25									Note 26

Balance as of December 31, 2010	466,077,210	27,964	5,578	218,823	3,129,786	159,184	(172,431)	(112,529)	3,256,375	13,029

Total Comprehensive Income as of December 31, 2011	—	—	—	—	436,271	—	72,451	—	508,722	6,166

Exercise of stock options	1,274,467	77	—	18,132	—	—	—	—	18,209	—
Non-cash stock-based compensation	—	—	—	—	—	44,555	—	—	44,555	—
Excess tax benefit on stock options	—	—	—	60	—	—	—	—	60	—
Investments in treasury shares	—	—	—	—	—	—	—	(10,473)	(10,473)	—
Gifting of shares to employees	—	—	—	—	(5,584)	—	—	5,584	—	—
Change in the consolidation perimeter	—	—	—	—	(1,995)	—	—	—	(1,995)	(2,911)
Dividends (Euro 0.44 per ordinary share)	—	—	—	—	(202,525)	—	—	—	(202,525)	(4,092)
Allocation of Legal Reserve	—	—	22	—	(22)	—	—	—	—	—

Balance as of December 31, 2011	467,351,677	28,041	5,600	237,015	3,355,931	203,739	(99,980)	(117,418)	3,612,928	12,192

Total Comprehensive Income as of December 31, 2012	—	—	—	—	530,448	—	(64,244)	—	466,204	4,415

Exercise of stock options	5,886,520	353	—	87,913	—	—	—	—	88,266	—
Non-cash stock-based compensation	—	—	—	—	—	37,547	—	—	37,547	—
Excess tax benefit on stock options	—	—	—	3,814	—	—	—	—	3,814	—
Granting of treasury shares to employees	—	—	—	—	(25,489)	—	—	25,489	—	—
Change in the consolidation perimeter	—	—	—	—	—	—	—	—	—	8
Dividends (Euro 0.49 per ordinary share)	—	—	—	—	(227,386)	—	—	—	(227,386)	(4,748)
Allocation of Legal Reserve	—	—	23	—	(23)	—	—	—	—	—

Balance as of December 31, 2012	473,238,197	28,394	5,623	328,742	3,633,481	241,286	(164,224)	(91,929)	3,981,972	11,868

 CONSOLIDATED STATEMENTS OF CASH FLOWS

FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011

(Amounts in thousands of Euro)	Note	2012	2011

Income before provision for income taxes		856,357	695,272
Stock-based compensation	34	41,365	44,496
Depreciation, amortization and impairment	10/11	358,281	323,889
Net loss on disposals of fixed assets and other	10/11	32,700	16,570
Financial expenses		138,140	121,067
Other non-cash items(*)		14,237	(19,710)
Changes in accounts receivable		(34,568)	(16,441)
Changes in inventories		(80,534)	(30,520)
Changes in accounts payable		61,472	51,053
Changes in other assets/liabilities		39,393	(14,023)
Total adjustments		570,485	476,381
Cash provided by operating activities		1,426,842	1,171,653
Interest paid		(120,762)	(122,520)
Taxes paid		(265,651)	(228,235)
Net Cash provided by operating activities		1,040,429	820,898
Additions of property, plant and equipment	10	(261,518)	(228,634)
Purchases of businesses—net of cash acquired(**)	4	(99,738)	(123,600)
Additions to intangible assets	11	(117,005)	(107,646)

Cash used in investing activities		(478,261)	(459,880)

Long-term debt:
—Proceeds	21	512,700	250,610
—Repayments	21	(935,173)	(230,447)
Increase in short-term lines of credit		—	14,270
(Decrease) in short-term lines of credit		(102,018)	—
Exercise of stock options	25	88,267	18,210
(Purchase)/Sale of treasury shares		—	(10,473)
Dividends	35	(232,134)	(206,617)

Cash used in financing activities		(668,358)	(164,447)

Increase/(Decrease) in cash and cash equivalents		(106,190)	196,571

Cash and cash equivalents, beginning of the period		905,100	679,852

Effect of exchange rate changes on cash and cash equivalents		(8,817)	28,677

Cash and cash equivalents, end of the period		790,093	905,100

(*)
Other non-cash items in 2012 included non-recurring expenses incurred for the reorganization of the Australian business for Euro 14.2 million.

Other non-cash items in 2011 included an extraordinary gain resulting from business acquisitions for Euro (19.0) million and other non-cash items for Euro (0.7) million.

(**)
Purchases of businesses—net of cash acquired in 2012 include the purchase of Tecnol—Tecnica Nacional de Oculos Ltda for Euro 66.4 million, the purchase of a retail chain in Spain and Portugal for Euro 21.9 million and other minor acquisitions for Euro 11.4 million.

Purchases of businesses—net of cash acquired in 2011 include the purchase of the remaining 60% of Multiopticas Internacional S.L. for Euro 89.8 million, the purchase of two retail chains in Mexico for Euro 19.0 million, and other minor acquisitions for Euro 14.8 million.

Luxottica Group S.p.A.
Registered office at Via C. Cantù 2—20123 Milan
 Share capital € 28,394,291.82
Authorized and issued

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS
As of DECEMBER 31, 2012

GENERAL INFORMATION

        Luxottica Group S.p.A. (the "Company") is a corporation with a registered office in Milan, Italy, at Via C. Cantù 2.

        The Company and its subsidiaries (collectively, the "Group") operate in two industry segments: (1) manufacturing and wholesale distribution; and (2) retail distribution.

        Through its manufacturing and wholesale distribution operations, the Group is engaged in the design, manufacturing, wholesale distribution and marketing of house brand and designer lines of mid- to premium-priced prescription frames and sunglasses, as well as of performance optics products.

        Through its retail operations, as of December 31, 2012, the Company owned and operated 6,417 retail locations worldwide and franchised an additional 543 locations principally through its subsidiaries Luxottica Retail North America, Inc., Sunglass Hut Trading, LLC, OPSM Group Limited, Oakley, Inc. ("Oakley") and Multiopticas Internacional S.L..

        In line with prior years, the retail division's fiscal year is a 52- or 53-week period ending on the Saturday nearest December 31. The accompanying consolidated financial statements include the operations of all retail divisions for the 52-week periods for fiscal years 2012, 2011 and 2010. The use of a calendar fiscal year by these entities would not have had a material impact on the consolidated financial statements.

        The Company is controlled by Delfin S.à r.l., a company subject to Luxembourg law.

        These consolidated financial statements were authorized to be issued by the Board of Directors of the Company at its meeting on February 28, 2013.

BASIS OF PREPARATION

        The consolidated financial statements as of December 31, 2012 have been prepared in accordance with the Legislative Decree No. 58 of February 28, 2005 and in accordance with the CONSOB Issuers Regulation in compliance with the International Financial Reporting Standards ("IFRS") issued by the International Accounting Standards Board ("IASB") and endorsed by the European Union, as of the date of approval of these consolidated financial statements by the Board of Directors of the Company.

        IFRS are all the international accounting standards ("IAS") and all the interpretations of the International Financial Reporting Interpretations Committee ("IFRIC"), previously named "Standing interpretation Committee" (SIC).

        The Group also applied the CONSOB resolution n. 15519 of July 19, 2006 and the CONSOB communication n. 6064293 of July 28, 2006.

        The principles and standards utilized in preparing these consolidated financial statements have been consistently applied through all periods presented.

        In order to provide the reader of these consolidated financial statements with a meaningful comparison of the information included in the consolidated financial statements as of December 31,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

2012, certain prior year comparative information in the financial statements has been revised to conform to the current year presentation. The revisions related to the offsetting of Euro 224.0 million of deferred tax assets against deferred tax liabilities within the same tax jurisdiction and the offsetting of Euro 45.8 million from premiums and discounts to customers against accounts receivables which were previously classified within "Other Liabilities". The Company has determined that these revisions are immaterial to the previously reported financial statements. In addition, provisions for risks and other charges and employee benefits that were presented in other liabilities in 2011 are now separately disclosed.

        These consolidated financial statements are composed of a consolidated statement of income, a consolidated statement of comprehensive income, a consolidated statement of financial position, a consolidated statement of cash flows, a consolidated statement of stockholders' equity and related notes to the Consolidated Financial Statements.

        The Company's reporting currency for the presentation of the consolidated financial statements is the Euro. Unless otherwise specified, the figures in the statements and within these Notes to the Consolidated Financial Statements are expressed in thousands of Euro.

        The Company presents its consolidated statement of income using the function of expense method. The Company presents current and non-current assets and current and non-current liabilities as separate classifications in its consolidated statements of financial position. This presentation of the consolidated statement of income and of the consolidated statement of financial position is believed to provide the most relevant information. The consolidated statement of cash flows was prepared and presented utilizing the indirect method.

        The financial statements were prepared using the historical cost convention, with the exception of certain financial assets and liabilities for which measurement at fair value is required.

        The consolidated financial statements have been prepared on a going concern basis. Management believes that there are no financial or other indicators presenting material uncertainties that may cast significant doubt upon the Group's ability to meet its obligations in the foreseeable future and in particular in the next 12 months.

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES

CONSOLIDATION PRINCIPLES

Subsidiaries

        Subsidiaries are any entities over which the Group has the power to govern the financial and operating policies (as defined by IAS 27—Consolidated and Separate Financial Statements), generally with an ownership of more than one half of the voting rights. The existence and effect of potential voting rights that are currently exercisable or convertible are considered when assessing whether the Group controls another entity. Subsidiaries are fully consolidated from the date on which control is transferred to the Group. They are deconsolidated from the date that control ceases.

        The Group uses the acquisition method of accounting to account for business combinations. The consideration transferred for the acquisition of a subsidiary is measured as the fair value of the assets transferred, the liabilities incurred and the equity interests issued by the Group. The consideration transferred includes the fair value of any asset or liability resulting from a contingent consideration

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

arrangement. Acquisition-related costs are expensed as incurred. Identifiable assets acquired and liabilities and contingent liabilities assumed in a business combination are measured initially at their fair values at the acquisition date. On an acquisition-by-acquisition basis, the Group recognizes any non-controlling interest in the acquiree at the non-controlling interest's proportionate share of the acquiree's net assets.

        The excess of the consideration transferred, the amount of any non-controlling interest in the acquiree and the acquisition date fair value of any previous equity interest in the acquiree over the fair value of the Group's share of the identifiable net assets acquired is recorded as goodwill. If this is less than the fair value of the net assets of the subsidiary acquired in the case of a bargain purchase, the difference is recognized directly in the consolidated statement of income.

        In business combinations achieved in stages, the Group remeasures its previously held equity interest in the acquiree at its acquisition date fair value and recognizes the resulting gain or loss, if any, in operating income reflecting the Group's strategy to continue growing through acquisitions.

        Inter-company transactions, balances and unrealized gains and losses on transactions between Group companies are eliminated. Accounting policies of subsidiaries have been changed where necessary to ensure consistency with the policies adopted by the Group.

        The individual financial statements used in the preparation of the consolidated financial statements are prepared and approved by the administrative bodies of the individual companies.

Transactions with non-controlling interests

        Transactions with non-controlling interests are treated as transactions with equity owners of the Group. For purchases from non-controlling interests, the difference between any consideration paid and the relevant share acquired of the carrying value of net assets of the subsidiary is recorded in equity. Gains or losses on disposals to non-controlling interests are also recorded in equity.

        When the Group ceases to have control or significant influence, any retained interest in the entity is remeasured to its fair value, with the change in carrying amount recognized in profit or loss.

Associates

        Associates are any entities over which the Group has significant influence but not control, generally with ownership of between 20% and 50% of the voting rights. Investments in associates are accounted for using the equity method of accounting and are initially recognized at cost.

        The Group's share of its associates' post-acquisition profits or losses is recognized in the consolidated statement of income, and its share of post-acquisition movements in other comprehensive income is recognized in other comprehensive income. The cumulative post-acquisition movements are adjusted against the carrying amount of the investment. When the Group's share of losses in an associate equals or exceeds its interest in the associate, including any other unsecured receivables, the Group does not recognize further losses, unless it has incurred obligations or made payments on behalf of the associate.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Unrealized gains on transactions between the Group and its associates are eliminated to the extent of the Group's interest in the associates. Unrealized losses are also eliminated unless the transaction provides evidence of an impairment of the asset transferred. Accounting policies of associates have been changed where necessary to ensure consistency with the policies adopted by the Group.

        Dilution gains and losses arising in investments in associates are recognized in the consolidated statement of income.

Other companies

        Investments in entities in which the Group does not have either control or significant influence, generally with ownership of less than 20%, are originally recorded at cost and subsequently measured at fair value.

Translation of the financial statements of foreign companies

        The Group records transactions denominated in foreign currency in accordance with IAS 21—The Effect of Changes in Foreign Exchange Rates.

        The results and financial position of all the Group entities (none of which have the currency of a hyper-inflationary economy) that have a functional currency different from the presentation currency are translated into the presentation currency as follows:

        (a)   assets and liabilities for each consolidated statement of financial position presented are translated at the closing rate at the date of that consolidated statement of financial position;

        (b)   income and expenses for each consolidated statement of income are translated at average exchange rates (unless this average is not a reasonable approximation of the cumulative effect of the rates prevailing on the transaction dates, in which case income and expenses are translated at the rate on the dates of the transactions); and

        (c)   all resulting exchange differences are recognized in other comprehensive income.

        Goodwill and fair value adjustments arising from the acquisition of a foreign entity are treated as assets and liabilities of the foreign entity and translated at the closing rate.

        The exchange rates used in translating the results of foreign operations are reported in the Exchange Rates Attachment to the Notes to the Consolidated Financial Statements.

COMPOSITION OF THE GROUP

        During 2012 the composition of the group changed due to the acquisition of the Brazilian entity Tecnol—Tecnica Nacional de Oculos Ltda, and two European entities Sun Planet Retail S.L. in Spain and Sun Planet (Portugal)—Oculos de Sol, S.A. in Portugal. Please refer to Note 4 "Business Combinations," and Note 11 "Goodwill and Intangible assets", for a description of the primary changes to the composition of the Group.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

SIGNIFICANT ACCOUNTING POLICIES

Cash and cash equivalents

        Cash comprises cash on hand and demand deposits. Cash equivalents are short-term, highly liquid investments that are readily convertible to known amounts of cash and which are subject to an insignificant risk of changes in value. Investments qualify as cash equivalents only when they have a maturity of three months or less from the date of the acquisition.

Accounts receivable and other receivables

        Accounts receivable and other receivables are carried at amortized cost. Losses on receivables are measured as the difference between the receivables' carrying amount and the present value of estimated future cash flows discounted at the receivables' original effective interest rate computed at the time of initial recognition. The carrying amount of the receivables is reduced through an allowance for doubtful accounts. The amount of the losses on written-off accounts is recorded in the consolidated statement of income within selling expenses.

        Subsequent collections of previously written-off receivables are recorded in the consolidated statement of income as a reduction of selling expenses.

Inventories

        Inventories are stated at the lower of the cost determined by using the average annual cost method by product line, which approximates the weighted average cost, and the net realizable value. Provisions for write-downs for raw materials and finished goods which are considered obsolete or slow moving are computed taking into account their expected future utilization and their realizable value. The realizable value represents the estimated sales price, net of estimated sales and distribution costs.

Property, plant and equipment

        Property, plant and equipment are measured at historical cost. Historical cost includes expenditures that are directly attributable to the acquisition of the items. After initial recognition, property, plant and equipment is carried at cost less accumulated depreciation and any accumulated impairment loss. The depreciable amount of the items of property, plant and equipment, measured as the difference between their cost and their residual value, is allocated on a straight-line basis over their estimated useful lives as follows:

Buildings and building improvements	From 19 to 40 years
Machinery and equipment	From 3 to 12 years
Aircraft	25 years
Other equipment	From 5 to 8 years
Leasehold Improvements	The lower of 15 years or the residual duration of the lease contract

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Depreciation ends on the date on which the asset is classified as held for sale, in compliance with IFRS 5—Non-Current Assets Held for Sale and Discontinued Operations.

        Subsequent costs are included in the asset's carrying amount or recognized as a separate asset, as appropriate, only when it is probable that future economic benefits associated with the item will flow to the Group and the cost of the item can be measured reliably. The carrying amount of the replaced part is derecognized. All other repairs and maintenance costs are charged to the consolidated statement of income during the financial period in which they are incurred.

        Borrowing costs that are directly attributable to the acquisition, construction or production of a qualifying item of property, plant and equipment are capitalized as part of the cost of that asset.

        Upon disposal or when no future economic benefits are expected from the use of an item of property, plant and equipment, its carrying amount is derecognized. The gain or loss arising from derecognition is included in profit and loss.

Assets held for sale

        Assets held for sale include non-current assets (or disposal groups) whose carrying amount will be primarily recovered through a sale transaction rather than through continuing use and whose sale is highly probable in the short term. Assets held for sale are measured at the lower of their carrying amount and their fair value, less costs to sell.

Finance and operating leases

        Leases in which a significant portion of the risks and rewards of ownership are retained by the lessor are classified as operating leases. Payments made under operating leases (net of any incentives received from the lessor) are charged to the consolidated statement of income on a straight-line basis over the lease term.

        Leases where lessees bear substantially all the risks and rewards of ownership are classified as finance leases. Finance leases are capitalized at the lease's commencement at the lower of the fair value of the leased property and the present value of the minimum lease payments.

        Each finance lease payment is allocated between the liability and finance charges. The corresponding rental obligations, net of finance charges, are included in "long-term debt" in the statement of financial position. The interest element of the finance cost is charged to the consolidated statement of income over the lease period. The assets acquired under finance leases are depreciated over the shorter of the useful life of the asset and the lease term.

Intangible assets

        (a)   Goodwill

        Goodwill represents the excess of the cost of an acquisition over the fair value of the Group's share of the net identifiable assets of the acquired subsidiary at the date of acquisition. Goodwill is tested at least annually for impairment and carried at cost less accumulated impairment losses. Impairment losses on goodwill are not reversed. Gains and losses on the disposal of an entity include the carrying amount of goodwill relating to the entity sold.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        (b)   Trademarks and other intangible assets

        Separately acquired trademarks and licenses are shown at historical cost. Trademarks, licenses and other intangible assets, including distribution networks and franchisee agreements, acquired in a business combination are recognized at fair value at the acquisition date. Trademarks and licenses have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is calculated using the straight-line method to allocate the cost of trademarks and licenses over their estimated useful lives.

        Contractual customer relationships acquired in a business combination are recognized at fair value at the acquisition date. The contractual customer relations have a finite useful life and are carried at cost less accumulated amortization and accumulated impairment losses. Amortization is recognized over the expected life of the customer relationship.

        All intangible assets are subject to impairment tests, as required by IAS 36—Impairment of Assets, if there are indications that the assets may be impaired.

        Trademarks are amortized on a straight-line basis over periods ranging between 20 and 25 years. Distributor network, customer relation contracts and lists are amortized on a straight-line basis or on an accelerated basis (projecting diminishing cash flows) over periods ranging between 3 and 25 years. Other intangible assets are amortized on a straight-line basis over periods between 3 and 7 years.

Impairment of assets

        Intangible assets with an indefinite useful life, for example goodwill, are not subject to amortization and are tested at least annually for impairment.

        Tangible assets and intangible assets with a definite useful life are subject to amortization and are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount may not be recoverable. An impairment loss is recognized for the amount by which the asset's carrying amount exceeds its recoverable amount. The recoverable amount is the higher of an asset's fair value less costs to sell and value in use. For the purposes of assessing impairment, tangible and intangible assets are grouped at the lowest levels for which there are separately identifiable cash flows (cash-generating units). Intangible assets other than goodwill are reviewed at each reporting date to assess whether there is an indication that an impairment loss recognized in prior periods may no longer exist or has decreased. If such an indication exists, the loss is reversed and the carrying amount of the asset is increased to its recoverable amount, which may not exceed the carrying amount that would have been determined if no impairment loss had been recorded. The reversal of an impairment loss is recorded in the consolidated statement of income.

Financial assets

        The financial assets of the Group may fall into the following categories:

        (a)   Financial assets at fair value through profit and loss

        Financial assets at fair value through profit or loss are financial assets held for trading. A financial asset is classified in this category if acquired principally for the purpose of selling in the short term.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Derivatives are also categorized as held for trading unless they are designated as hedges. Assets in this category are classified as current or non-current assets based on their maturity.

        Transaction costs are immediately recognized in the consolidated statement of income.

        After initial recognition, financial assets at fair value through profit and loss are measured at their fair value each reporting period. Gains and losses deriving from changes in fair value are recorded in the consolidated statement of income in the period in which they occur. Dividend income from financial assets at fair value through profit or loss is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        (b)   Loans and receivables

        Loans and receivables are non-derivative financial assets with fixed or determinable payments that are not quoted in an active market. They are included in current assets, except for those with maturities greater than 12 months or which are not expected to be repaid within 12 months after the end of the reporting period. These are classified as non-current assets. The Group's loans and receivables are comprised of trade and other receivables. Loans and receivables are initially measured at their fair value plus transaction costs. After initial recognition, loans and receivables are measured at amortized cost, using the effective interest method.

        (c)   Financial assets available for sale

        Available-for-sale financial assets are non-derivative financial assets that are either designated in this category or not classified in any of the other categories. They are included in non-current assets unless the investment matures or management intends to dispose of it within 12 months of the end of the reporting period. Financial assets available for sale are initially measured at their fair value plus transaction costs. After initial recognition, financial assets available for sale are carried at fair value. Any changes in fair value are recognized in other comprehensive income. Dividend income from financial assets held for sale is recognized in the consolidated statement of income as part of other income when the Group's right to receive payments is established.

        A regular way purchase or sale of financial assets is recognized using the settlement date.

        Financial assets are derecognized when the rights to receive cash flows from the investments have expired or have been transferred and the Group has transferred substantially all risks and rewards of ownership.

        The fair value of listed financial instruments is based on the quoted price on an active market. If the market for a financial asset is not active (or if it refers to non-listed securities), the Group defines the fair value by utilizing valuation techniques. These techniques include using recent arms-length market transactions between knowledgeable willing parties, if available, reference to the current fair value of another instrument that is substantially the same, discounted cash flows analysis, and pricing models based on observable market inputs, which are consistent with the instruments under valuation.

        The valuation techniques are primarily based on observable market data as opposed to internal sources of information.

        At each reporting date, the Group assesses whether there is objective evidence that a financial asset is impaired. In the case of investments classified as financial assets held for sale, a prolonged or

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

significant decline in the fair value of the investment below its cost is also considered an indicator that the asset is impaired. If any such evidence exists for an available-for-sale financial asset, the cumulative loss, measured as the difference between the cost of acquisition and the current fair value, net any impairment loss previously recognized in the consolidated statement of income, is removed from equity and recognized in the consolidated statement of income.

        Any impairment loss recognized on an investment classified as an available-for-sale financial asset is not reversed.

Derivative financial instruments

        Derivative financial instruments are accounted for in accordance with IAS 39—Financial Instruments: Recognition and Measurement.

        At the date the derivative contract is entered into, derivative instruments are accounted for at their fair value and, if they are not designated as hedging instruments, any changes in fair value after initial recognition are recognized as components of net income for the year. If, on the other hand, derivative instruments meet the requirements for being classified as hedging instruments, any subsequent changes in fair value are recognized according to the following criteria, as illustrated below.

        The Group designates certain derivatives as instruments for hedging specific risks associated with highly probable transactions (cash flow hedges).

        For each derivative financial instrument designated as a hedging instrument, the Group documents the relationship between the hedging instrument and the hedged item, as well as the risk management objectives, the hedging strategy and the methodology to measure the hedging effectiveness. The hedging effectiveness of the instruments is assessed both at the hedge inception date and on an ongoing basis. A hedging instrument is considered highly effective when both at the inception date and during the life of the instrument, any changes in fair value of the derivative instrument offset the changes in fair value or cash flows attributable to the hedged items.

        If the derivative instruments are eligible for hedge accounting, the following accounting criteria are applicable:

  •
  Fair value hedge—when a derivative financial instrument is designated as a hedge of the exposure to changes in fair value of a recognized asset or liability ("hedged item"), both the changes in fair value of the derivative instrument as well as changes in the hedged item are recorded in the consolidated statement of income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as Other—net.

  •
  Cash flow hedge—when a derivative financial instrument is designated as a hedge of the exposure to variability in future cash flows of recognized assets or liabilities or highly probable forecasted transactions ("cash flow hedge"), the effective portion of any gain or loss on the derivative financial instrument is recognized directly in Other Comprehensive income (hereinafter "OCI") . The cumulative gain or loss is removed from OCI and recognized in the consolidated statement of income at the same time as the economic effect arising from the hedged item affects income. The gain or loss related to the ineffective portion of the derivative instrument is recognized in the consolidated statement of income as Other—net. When a forecasted

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

    transaction is no longer expected to occur, the cumulative gain or loss that was reported in equity is immediately transferred to the consolidated statement of income to Other—net. When a hedge no longer meets the criteria for hedge accounting, any cumulative gain or loss existing in OCI at that time remains in equity, and is recognized when the economic effect arising from the hedged item affects income. The Group utilizes derivative financial instruments, primarily Interest Rate Swap and Currency Swap contracts, as part of its risk management policy in order to reduce its exposure to interest rate and exchange rate fluctuations. Despite the fact that certain currency swap contracts are used as an economic hedge of the exchange rate risk, these instruments may not fully meet the criteria for hedge accounting pursuant to IAS 39. If so, the instruments are marked to market at the end of each reporting period and changes in fair value are recognized in the consolidated statement of income.

Accounts payable and other payables

        Accounts payable are obligations to pay for goods or services that have been acquired in the ordinary course of business from suppliers. Accounts payable are classified as current liabilities if payment is due within one year or less from the reporting date. If not, they are presented as non-current liabilities.

        Accounts payable are recognized initially at fair value and subsequently measured at amortized cost using the effective interest method.

Long-term debt

        Long-term debt is initially recorded at fair value, less directly attributable transaction costs, and subsequently measured at its amortized cost by applying the effective interest method. If there is a change in expected cash flows, the carrying amount of the long term debt is recalculated by computing the present value of estimated future cash flows at the financial instrument's original effective interest rate. Long-term debt is classified under non-current liabilities when the Group retains the unconditional right to defer the payment for at least 12 months after the balance sheet date and under current liabilities when payment is due within 12 months from the balance sheet date.

        Long-term debt is removed from the statement of financial position when it is extinguished, i.e. when the obligation specified in the contract is discharged, canceled or expires.

Current and deferred taxes

        The tax expense for the period comprises current and deferred tax.

        Tax expenses are recognized in the consolidated statement of income, except to the extent that they relate to items recognized in OCI or directly in equity. In this case, tax is also recognized in OCI or directly in equity, respectively. The current income tax charge is calculated on the basis of the tax laws enacted or substantially enacted at the balance sheet date in the countries where the Group operates and generates taxable income. Management periodically evaluates positions taken in tax returns with respect to situations in which applicable tax regulation is subject to interpretation and establishes provisions where appropriate on the basis of amounts expected to be paid to the tax authorities. Interest and penalties associated with these positions are included in "provision for income taxes" within the consolidated statement of income.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Deferred income tax is recognized on temporary differences arising between the tax bases of assets and liabilities and their carrying amounts in the consolidated financial statements. However, deferred tax liabilities are not recognized if they arise from the initial recognition of goodwill. Deferred income tax is not accounted for if it arises from initial recognition of an asset or liability in a transaction other than a business combination that at the time of the transaction affects neither accounting nor taxable profit or loss. Deferred income tax is determined using tax rates (and laws) that have been enacted or substantially enacted as of the balance sheet date and are expected to apply when the related deferred income tax asset is realized or the deferred income tax liability is settled. Deferred income tax assets are recognized only to the extent that it is probable that future taxable profit will be available against which the temporary differences can be utilized. Deferred income tax is provided on temporary differences arising on investments in subsidiaries and associates, except for deferred tax liabilities where the timing of the reversal of the temporary difference is controlled by the Group and it is probable that the temporary difference will not reverse in the foreseeable future. Deferred income tax assets and liabilities are offset when there is a legally enforceable right to offset current tax assets against current tax liabilities and when the deferred income tax assets and liabilities relate to income taxes levied by the same taxation authority on either the same taxable entity or different taxable entities where there is an intention to settle the balances on a net basis.

Employee benefits

        The Group has both defined benefit and defined contribution plans.

        A defined contribution plan is a pension plan under which the Group pays fixed contributions into a separate entity. The Group has no legal or constructive obligations to pay further contributions if the fund does not hold sufficient assets to pay all employees the benefits relating to employee service in the current and prior periods.

        A defined benefit plan is a pension plan that is not a defined contribution plan. Typically, defined benefit plans define an amount of pension benefit that an employee will receive upon retirement, usually dependent on one or more factors such as age, years of service and compensation. The liability recognized in the consolidated statement of financial position in respect of defined benefit pension plans is the present value of the defined benefit obligation at the end of the reporting period less the fair value of plan assets, together with adjustments for unrecognized past-service costs. The defined benefit obligation is calculated annually by independent actuaries using the projected unit credit method. The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid and that have terms to maturity approximating the terms of the related pension obligation.

        Actuarial gains and losses due to changes in actuarial assumptions or to changes in the plan's conditions are recognized as incurred in the consolidated statement of comprehensive income.

        For defined contribution plans, the Group pays contributions to publicly or privately administered pension insurance plans on a mandatory, contractual or voluntary basis. The Group has no further payment obligations once the contributions have been paid. The contributions are recognized as employee benefits expenses when they are due. Prepaid contributions are recognized as an asset to the extent that a cash refund or a reduction in future payments is available.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1. CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Provisions for risks

        Provisions for risks are recognized when:

  •
  the Group has a present obligation, legal or constructive, as a result of a past event;

  •
  it is probable that the outflow of resources will be required; and

  •
  the amount of the obligation can be reliably estimated.

        Provisions are measured at the present value of the expenditures expected to be required to settle the obligation using a pre-tax rate that reflects current market assessments of the time value of money and the risks specific to the obligation. The increase in the provision due to passage of time is recognized as interest expense. Risks that are possible are disclosed in the notes. Risks that are remote are not disclosed or provided for.

Share-based payments

        The Company operates a number of equity-settled, share-based compensation plans, under which the entity receives services from employees as consideration for equity instruments (options). The fair value of the employee services received in exchange for the grant of the options is recognized as an expense. The total amount to be expensed is determined by reference to the fair value of the options granted.

        The total expense is recognized over the vesting period, which is the period over which all of the specified vesting conditions are to be satisfied. At the end of each reporting period, the Company revises its estimates of the number of options that are expected to vest based on the non-market vesting conditions. It recognizes the impact of the revision to original estimates, if any, in the consolidated statement of income, with a corresponding adjustment to equity.

Recognition of revenues

        Revenue is recognized in accordance with IAS 18—Revenue. Revenue includes sales of merchandise (both wholesale and retail), insurance and administrative fees associated with the Group's managed vision care business, eye exams and related professional services, and sales of merchandise to franchisees along with other revenues from franchisees such as royalties based on sales and initial franchise fee revenues.

        Wholesale Division revenues are recognized from sales of products at the time, the title and the risks and rewards of ownership of the goods are assumed by the customer. The products are not subject to formal customer acceptance provisions. In some countries, the customer has the right to return products for a limited period of time after the sale. However, such right of return does not impact the timing of revenue recognition. Accordingly, the Group records an accrual for the estimated amounts to be returned. This estimate is based on the Group's right of return policies and practices along with historical data and sales trends. There are no other post-shipment obligations. Revenues received for the shipping and handling of goods are included in sales and the costs associated with shipments to customers are included in operating expenses.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        Retail Division revenues are recognized upon receipt by the customer at the retail location or, for internet and catalogue sales, when goods are shipped to the customer. In some countries, the Group allows retail customers to return goods for a period of time and, as such, the Group records an accrual for the estimated amounts to be returned. This accrual is based on the historical return rate as a percentage of net sales and the timing of the returns from the original transaction date. There are no other post-shipment obligations. Additionally, the Retail Division enters into discount programs and similar relationships with third parties that have terms of twelve or more months. Revenues under these arrangements are recognized upon receipt of the products or services by the customer at the retail location. Advance payments and deposits from customers are not recorded as revenues until the product is delivered. The Retail Division also includes managed vision care revenues consisting of both fixed fee and fee-for-service managed vision care plans. For fixed-fee-plans, the plan sponsor pays the Group a monthly premium for each enrolled subscriber. Premium revenue is recognized as earned during the benefit coverage period. Premiums are generally billed in the month of benefit coverage. Any unearned premium revenue is deferred and recorded within other current liabilities on the consolidated statement of financial position. For fee for service plans, the plan sponsor pays the Company a fee to process its claims. Revenue is recognized as the services are rendered. This revenue is presented as third party administrative services revenue. For these programs, the plan sponsor is responsible for funding the cost of claims. Accruals are established for amounts due under these relationships estimated to be uncollectible.

        Franchise revenues based on sales by franchisees (such as royalties) are accrued and recognized as earned. Initial franchise fees are recorded as revenue when all material services or conditions relating to the sale of the franchise have been substantially performed or satisfied by the Group and when the related store begins operations. Allowances are established for amounts due under these relationships when they are determined to be uncollectible.

        The Group licenses to third parties the rights to certain intellectual property and other proprietary information and recognizes royalty revenues when earned.

        The Wholesale and Retail Divisions may offer certain promotions during the year. Free frames given to customers as part of a promotional offer are recorded in cost of sales at the time they are delivered to the customer. Discounts and coupons tendered by customers are recorded as a reduction of revenue at the date of sale.

Use of accounting estimates

        The preparation of financial statements in conformity with IFRS requires the use of certain critical accounting estimates and assumptions which influence the value of assets and liabilities as well as revenues and costs reported in the consolidated statement of financial position and in the consolidated statement of income, respectively or the disclosures included in the notes to the consolidated financial statements in relation to potential assets and liabilities existing as of the date the consolidated financial statements were authorized for issue.

        Estimates are based on historical experience and other factors. The resulting accounting estimates could differ from the related actual results. Estimates are periodically reviewed and the effects of each change are reflected in the consolidated statement of income in the period in which the change occurs.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

        The current economic and financial crisis has resulted in the need to make assumptions on future trends that are characterized by a significant degree of uncertainty and, therefore, the actual results in future years may significantly differ from the estimate.

        The most significant accounting principles which require a higher degree of judgment from management are illustrated below.

        (a)   Valuation of receivables. Receivables from customers are adjusted by the related allowance for doubtful accounts in order to take into account their recoverable amount. The determination of the amount of write-downs requires judgment from management based on available documentation and information, as well as the solvency of the customer, and based on past experience and historical trends;

        (b)   Valuation of inventories. Inventories which are obsolete and slow moving are periodically evaluated and written down in the case that their recoverable amount is lower than their carrying amount. Write-downs are calculated on the basis of management assumptions and estimates which are derived from experience and historical results;

        (c)   Valuation of deferred tax assets. The valuation of deferred tax assets is based on forecasted results which depend upon factors that could vary over time and could have significant effects on the valuation of deferred tax assets;

        (d)   Income taxes. The Group is subject to different tax jurisdictions. The determination of tax liabilities for the Group requires the use of assumptions with respect to transactions whose fiscal consequences are not yet certain at the end of the reporting period. The Group recognizes liabilities which could result from future inspections by the fiscal authorities on the basis of an estimate of the amounts expected to be paid to the taxation authorities. If the result of the abovementioned inspections differs from that estimated by Group management, there could be significant effects on both current and deferred taxes;

        (e)   Valuation of goodwill. Goodwill is subject to an annual impairment test. This calculation requires management's judgment based on information available within the Group and the market, as well as on past experience; and

        (f)    Benefit plans. The Group participates in benefit plans in various countries. The present value of pension liabilities is determined using actuarial techniques and certain assumptions. These assumptions include the discount rate, the expected return on plan assets, the rates of future compensation increases and rates relative to mortality and resignations. Any change in the abovementioned assumptions could result in significant effects on the employee benefit liabilities.

Earnings per share

        The Company determines earnings per share and earnings per diluted share in accordance with IAS 33—Earnings per Share. Basic earnings per share are calculated by dividing profit or loss attributable to ordinary equity holders of the parent entity by the weighted average number of shares outstanding during the period. For the purpose of calculating the diluted earnings per share, the Company adjusts the profit and loss attributable to ordinary equity holders, and the weighted average number of shares outstanding, for the effect of all dilutive potential ordinary shares.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

1.  CONSOLIDATION PRINCIPLES, CONSOLIDATION AREA AND SIGNIFICANT ACCOUNTING POLICIES (Continued)

Treasury Shares

        Treasury shares are recorded as a reduction of stockholders' equity. The original cost of treasury shares, as well as gains or losses on the purchase, sale or cancellation of treasury shares, are recorded in the consolidated statement of stockholders' equity.

2.  NEW ACCOUNTING PRINCIPLES

        New and amended accounting standards and interpretations, if not early adopted, must be adopted in the financial statements issued after the applicable effective date. There are no new IFRSs or IFRICs (International Financial Reporting Interpretations Committee) that are effective for the first time starting from January 1, 2012 and that had a significant impact on the consolidated financial statements of the Group as of December 31, 2012.

Amendments and interpretations of existing principles which are effective for reporting periods beginning after January 1, 2013 and not early adopted.

        IFRS 9—Financial instruments, issued in November 2009. The standard is the first step in the process to replace IAS 39—Financial instruments: recognition and measurement. IFRS 9 introduces new requirements for classifying and measuring financial assets. The new standard reduces the number of categories of financial assets pursuant to IAS 39 and requires that all financial assets be: (i) classified on the basis of the model which a company has adopted in order to manage its financial activities and on the basis of the cash flows from financing activities; (ii) initially measured at fair value plus any transaction costs in the case of financial assets not measured at fair value through profit and loss; and (iii) subsequently measured at their fair value or at the amortized cost. IFRS 9 also provides that embedded derivatives which fall within the scope of IFRS 9 must no longer be separated from the primary contract which contains them and states that a company may decide to directly record—within the consolidated statement of comprehensive income—any changes in the fair value of investments which fall within the scope of IFRS 9. The endorsement process of IFRS 9, that should be effective starting from January 1, 2013, has been suspended. The Group is assessing the full impact of adopting IFRS 9.

        IFRS 10—Consolidated Financial Statements, issued in May 2011. The new model replaces the current duality of IAS 27 and SIC12. The standard states that an investor, regardless of the nature of its involvement with an entity (the investee), shall determine whether it is a parent by assessing whether it controls the investee. An investor controls an investee if and only if the investor has (i) the power over the investee, (ii) exposure, or rights, to variable returns from its involvement with the investee and (iii) the ability to use its power over the investee to affect the amount of the investor's returns.

        IFRS 10 defines relevant activities as activities of the investee that significantly affect the investee's returns. Based on the new standard (i) power arises from rights (for the purpose of assessing power, only substantive rights are considered), (ii) there are possibilities of having power with less than 50% of voting rights, and (iii) potential voting rights are considered only if they are substantive, differently from IAS 27, under which only potential voting rights that are currently exercisable or convertible were relevant to determining control. The new standard introduces some factors to identifying whether a party is acting as an agent or a principal.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

2.  NEW ACCOUNTING PRINCIPLES (Continued)

        Concurrently with IFRS 10 the IASB issued in May 2011 IAS 27—Separate Financial Statements, which prescribes the accounting and disclosure requirements for investments in subsidiaries, joint ventures and associates when an entity prepares separate financial statements. IFRS 10 and IAS 27 supersede IAS 27—Consolidated and separate financial statements (as amended in 2008).

        For IFRS 10 and IAS 27 the IASB indicated January 2013 as the effective date. The European commission endorsed the two standards on December 11, 2012 with regulation number 1254 and postponed by one year the original effective date set by the IASB. The standards are now effective for annual periods beginning on or after January 1, 2014 at the latest. The Group believes that the application of the new standard will not have a significant impact on its consolidated financial statements.

        IFRS 12—Disclosure of Interests in Other Entities, issued in May 2011. IFRS 12 provides expanded disclosures about an entity's interests in subsidiaries, associates and joint arrangements. IFRS 12 moves away from requiring a 'boiler-plate' list of disclosures to a more principles based approach. IFRS 12 applies only to the consolidated accounts. Disclosures relating to separate accounts are addressed in the revised IAS 27—Separate Financial Statements. IFRS 12 also provides a new set of disclosures related to unconsolidated structured entities. The new disclosures should enable users to understand the nature and extent of the entity's interests in unconsolidated structured entities and to evaluate the nature of risks associated with the structured entity. IFRS 12 provides a definition of a structured entity. IFRS 12 does not require disclosures for the interests in the other unconsolidated entities, which are outside of the definition of a structured entity. For IFRS 12 the IASB indicated January 2013 as the effective date. The European commission endorsed the standard on December 11, 2012 with regulation number 1254 and postponed by one year the original effective date set by the IASB. The standard is now effective for annual periods beginning on or after January 1, 2014 at the latest. The Group believes that the application of the new standard will not have a significant impact on its consolidated financial statements.

        IFRS 11—Joint Arrangements, issued in May 2011. IFRS 11 supersedes IAS 31 and SIC13—Jointly Controlled Entities—Non-Monetary Contributions by Venturers. IFRS 11 mainly addresses two aspects of IAS 31: a) the structure of the arrangement was the only determinant of the accounting and b) that an entity had a choice of accounting treatment for interests in jointly controlled entities. Based on the new standard the 'types' of joint arrangements are reduced to two: joint operations and joint ventures. In a joint operation the parties that have joint control have rights to the assets and obligations for the liabilities. In a joint venture the parties that have joint control have rights to the net assets of the arrangements. The policy choice in IAS 31 of proportionate consolidation for jointly controlled entities has been eliminated while equity accounting has been made mandatory for participants in joint ventures. Entities that participate in joint operations are required to recognize their share of the assets, liabilities, revenues and expenses in accordance with applicable IFRS. For IFRS 11 the IASB indicated January 2013 as the effective date. The European commission endorsed the standard on December 11, 2012 with regulation number 1254 and postponed by one year the original effective date set by the IASB. The standard is now effective for annual periods beginning on or after January 1, 2014 at the latest. The Group believes that the application of the new standard will not have a significant impact on its consolidated financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

2.  NEW ACCOUNTING PRINCIPLES (Continued)

        IFRS 13—Fair value measurement, issued in May 2011. IFRS 13 sets out a single IFRS framework for measuring fair value and provides comprehensive guidance on how to measure the fair value of both financial and non-financial assets and liabilities. IFRS 13 applies when another IFRS requires or permits fair value measurement or disclosures about fair value measurements, thus it does not set out requirements on "when to" apply fair value measurement. IFRS 13 becomes effective on January 1, 2013. The Group has not early adopted IFRS 13 and believes that the application of the new standard will not have a significant impact on its consolidated financial statements. The European commission endorsed the standard on December 11, 2012 with regulation number 1255.

        Amendments to IAS 1—Presentation of Items of Other Comprehensive Income, issued in June 2011. The amendments require separate presentation of items of other comprehensive income that are reclassified subsequently to profit or loss (recyclable) and those that are not reclassified to profit or loss (non-recyclable). If items of other comprehensive income are presented before tax, then income tax is allocated to each respective group. The amendments do not change the existing option to present an entity's performance in two statements; and do not address the content of performance statements (i.e., what is recognized in profit or loss and what is recognized in other comprehensive income) or recycling issues (i.e., what can be reclassified (recycled) subsequently to profit or loss and what cannot). The amendments are effective for fiscal years commencing after July 1, 2012. The European community endorsed the standard on June 5, 2010 with regulation number 475.

        Amendments to IAS 19—Employee benefits, issued in June 2011. The standards make significant changes to the recognition and measurement of defined benefit pension expense and termination benefits, and to the disclosures for all employee benefits. Actuarial gains and losses are renamed 're-measurements' and will be recognized immediately in 'other comprehensive income' (OCI) and will never be recycled to profit and loss in subsequent periods. Past-service costs will be recognized in the period of a plan amendment; unvested benefits will no longer be spread over a future-service period. A curtailment now occurs only when an entity reduces significantly the number of employees. Curtailment gains/losses are accounted for as past-service costs. Annual expense for a funded benefit plan will include net interest expense or income, calculated by applying the discount rate to the net defined benefit asset or liability. There will be less flexibility in income statement presentation. Benefit cost will be split between (i) the cost of benefits accrued in the current period (service cost) and benefit changes (past-service cost, settlements and curtailments) and (ii) finance expense or income. This analysis can appear in the income statement or in the notes. The standard is effective for annual periods beginning on or after January 1, 2013. Earlier application is permitted. The Group has not early adopted the standard. The European community endorsed the standard on June 5, 2010 with regulation number 475. The Group estimates that the application of this standard will result in an increase in pension expense in 2013 of approximately Euro 17.5 million (approximately Euro 11.9 million in 2012).

        IAS 28—Investments in associates and Joint ventures, issued in May 2011. The standard supersedes IAS 28 Investments in associates as amended in 2003. The standard incorporates the accounting for joint ventures and certain amendments discussed by the standard setting board during its deliberations on the exposure draft ED 9. For IAS 28 the IASB indicated January 2013 as the effective date. The European commission endorsed the standard on December 11, 2012 with regulation number 1254 and postponed by one year the original effective date set by the IASB. The standard is now effective for annual periods beginning on or after January 1, 2014 at the latest. The Group believes that the application of IAS 28 will not have significant impact on its consolidated financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

2.  NEW ACCOUNTING PRINCIPLES (Continued)

        Amendment to IFRS 7 and IAS 32—Offsetting financial assets and financial liabilities. The amendments require additional quantitative information which enables the users to better compare and reconcile the information provided by the financial statements as a result of the application of IFRS 7 and IAS 32. The amendment is effective for annual periods beginning on or after January 1, 2013. The group believes that the amendment will not have a material impact on its consolidated financial statements.

        On May 17, 2012 the IASB issued the Improvements to IFRS, which are summarized below. The Group believes that these amendments will not have a significant impact on its consolidated financial statements. The amendments are applicable to reporting periods beginning on or after January 1, 2013. Early adoption is permitted, however, the Group has not elected to early adopt any of the following:

  •
  Amendment to IFRS 1—First time adoption of IFRS.  The amendment clarifies that an entity may apply IFRS 1 more than once under certain circumstances. An entity that previously applied IFRS but then stopped is permitted but not required to apply IFRS 1 when it recommences applying IFRS;

  •
  Amendment to IFRS 1—First time adoption of IFRS.  The amendment clarifies that an entity can choose to adopt IAS 23, "Borrowing costs", either from its date of transition or from an earlier date;

  •
  Amendment to IAS 1—Presentation of Financial Statements.  The amendment clarifies the disclosure requirements for comparative information when an entity provides a third balance sheet either as required by IAS 8, "Accounting policies, changes in accounting estimates and errors" or voluntarily;

  •
  Amendment to IFRS 1 as a result of the above amendment to IAS 1.  The consequential amendment clarifies that a first-time adopter should provide the supporting notes for all statements presented;

  •
  Amendment to IAS 16—Property, Plant and Equipment.  The amendment clarifies that spare parts and servicing equipment are classified as property, plant and equipment rather than inventory when they are used for longer than one period;

  •
  Amendment to IAS 32—Financial Instruments Presentation.  The amendment clarifies the treatment of income taxes relating to distributions and transaction costs. Income taxes related to distributions are to be recognized in the income statement, and income taxes related to the costs of equity transactions are to be recognized in equity;

  •
  Amendment to IAS 34—Interim Financial Reporting.  The amendment clarifies that a measure of total assets and liabilities is required for an operating segment in interim financial statements if such information is regularly provided to the "Chief Operating Decision Maker" and there has been a material change in those measures since the most recent annual financial statements.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS

        The assets of the Group are exposed to different types of financial risk: market risk (which includes exchange rate risks, interest rate risk relative to fair value variability and cash flow uncertainty), credit risk and liquidity risk. The risk management strategy of the Group aims to stabilize the results of the Group by minimizing the potential effects due to volatility in financial markets. The Group uses derivative financial instruments, principally interest rate and currency swap agreements, as part of its risk management strategy.

        Financial risk management is centralized within the Treasury department which identifies, evaluates and implements financial risk hedging activities, in compliance with the Financial Risk Management Policy guidelines approved by the Board of Directors, and in accordance with the Group operational units. The Policy defines the guidelines for any kind of risk, such as the exchange rate risk, the interest rate risk, credit risk and the utilization of derivative and non-derivative instruments. The Policy also specifies the management activities, the permitted instruments, the limits and proxies for responsibilities.

        (a)   Exchange rate risk

        The Group operates at the international level and is therefore exposed to exchange rate risk related to the various currencies with which the Group operates. The Group only manages transaction risk. The transaction exchange rate risk derives from commercial and financial transactions in currencies other than the functional currency of the Group, i.e., the Euro.

        The primary exchange rate to which the Group is exposed is the Euro/USD exchange rate.

        The exchange rate risk management policy defined by the Group's management states that transaction exchange rate risk must be hedged for a percentage between 50% and 100% by trading forward currency contracts or permitted option structures with third parties.

        This exchange rate risk management policy is applied to all subsidiaries, including companies which have been recently acquired.

        If the Euro/USD exchange rate increases 10% as compared to the actual 2012 and 2011 average exchange rates and all other variables remain constant, the impact on net income and equity would have been a decrease of Euro 56.7 million and Euro 39.9 million in 2012 and 2011, respectively. If the Euro/USD exchange rate decreases 10% as compared to the actual 2012 and 2011 average exchange rates with all other variables remaining constant, the impact on net income and equity would have been an increase of Euro 69.3 million and Euro 48.8 million in 2012 and 2011, respectively.

        Even if exchange rate derivative contracts are stipulated to hedge future commercial transactions as well as assets and liabilities previously recorded in the financial statements in foreign currency, these contracts, for accounting purposes, may not be accounted for as hedging instruments.

        (b)   Price risk

        The Group is generally exposed to price risk associated with investments in bond securities which are classified as assets at fair value through profit and loss. As of December 31, 2012 and 2011, the Group investment portfolio was fully divested. As a result, there was no exposure to price risk on such dates. The investment portfolio, in accordance with contractual obligations, must not exceed a value at risk (VAR) of 2% with a confidence level of 99%. The Group will periodically monitor the VAR level.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

        (c)   Credit risk

        c1)  Credit risk exists in relation to accounts receivable, cash, financial instruments and deposits in banks and other financial institutions.

        The credit risk related to commercial counterparties is locally managed and monitored by a group credit control department for all entities included in the Wholesale distribution segment. Credit risk which originates within the Retail segment is locally managed by the companies included in the Retail segment.

        Losses on receivables are recorded in the financial statements if there are indicators that a specific risk exists or as soon as risks of potential insolvency arise, by determining an adequate accrual for doubtful accounts.

        The allowance for doubtful accounts used for the Wholesale segment and in accordance with the credit policy of the Group is determined by assigning a rating to customers according to the following categories:

  •
  "GOOD" (active customers), for which no accrual for doubtful accounts is recorded for accounts receivable overdue for less than 90 days. Beyond 90 days overdue a specific accrual is made in accordance with the customer's credit worthiness (customers "GOOD UNDER CONTROL"); and

  •
  "RISK" (no longer active customers), for which the outstanding accounts receivable are fully provided. The following are examples of events that may fall into the definition of RISK:

          a.     Significant financial difficulties of the customers;

          b.     A material contract violation, such as a general breach or default in paying interest or principal;

          c.     The customer declares bankruptcy or is subject to other insolvency proceedings; and

          d.     All cases in which there is documented proof certifying the non-recoverability of the receivables (i.e., the inability to trace the debtor, seizures).

        The Group does not have significant concentrations of credit risk. In any case, there are proper procedures in place to ensure that the sales of products and services are made to reliable customers on the basis of their financial position as well as past experience and other factors. Credit limits are defined according to internal and external evaluations that are based on thresholds approved by the Board of Directors.

        Moreover, the Group has entered into an agreement with an insurance company in order to cover the credit risk associated with customers of Luxottica Trading and Finance Ltd. in those countries where the Group does not have a direct presence.

        c2)  With regards to credit risk related to the management of financial resources and cash availabilities, the risk is managed and monitored by the Group Treasury Department through financial guidelines to ensure that all the Group subsidiaries maintain relations with primary bank counterparties. Credit limits with respect to the primary financial counterparties are based on evaluations and analyses that are implemented by the Group Treasury Department.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

        Within the Group there are various shared guidelines governing the relations with the bank counterparties, and all the companies of the Group comply with the "Financial Risk Policy" directives.

        Usually, the bank counterparties are selected by the Group Treasury Department and cash availabilities can be deposited, over a certain limit, only with counterparties with elevated credit ratings, as defined in the policy.

        Operations with derivatives are limited to counterparties with solid and proven experience in the trading and execution of derivatives and with elevated credit ratings, as defined in the policy, in addition to being subordinate to the undersigning of an ISDA Master Agreement. In particular, counterparty risk of derivatives is mitigated through the diversification of the counterparty banks with which the Group deals. In this way, the exposure with respect to each bank is never greater than 25% of the total notional amount of the derivatives portfolio of the Group.

        During the course of the year, there were no situations in which credit limits were exceeded. Based on the information available to the Group, there were no potential losses deriving from the inability of the abovementioned counterparties to meet their contractual obligations.

        (d)   Liquidity risk

        The management of the liquidity risk which originates from the normal operations of the Group involves the maintenance of an adequate level of cash availabilities as well as financial availabilities through an adequate amount of committed credit lines.

        With regards to the policies and actions that are used to mitigate liquidity risks, the Group takes adequate actions in order to meet its obligations. In particular, the Group:

  —
  utilizes debt instruments or other credit lines in order to meet liquidity requirements;

  —
  utilizes different sources of financing and, as of December 31, 2012, had unused lines of credit of approximately Euro 1,200.0 million (of which Euro 500.0 million are committed lines);

  —
  is not subject to significant concentrations of liquidity risk, both from the perspective of financial assets as well as in terms of financing sources;

  —
  utilizes different sources of bank financing but also a liquidity reserve in order to promptly meet any cash requirements;

  —
  implements systems to concentrate and manage the cash liquidity (Cash Pooling) in order to more efficiently manage the Group financial flows, thereby avoiding the dispersal of liquid funds and minimizing financial charges; and

  —
  monitors, through the Treasury Department, forecasts on the utilization of liquidity reserves of the Group based on expected cash flows.

        The following tables include a summary, by maturity date, of assets and liabilities at December 31, 2012 and December 31, 2011. The reported balances are contractual and undiscounted figures. With regards to forward foreign currency contracts, the tables relating to assets report the flows relative to only receivables. These amounts will be counterbalanced by the payables, as reported in the tables relating to liabilities. With regards to interest rate swaps, the cash flows include the settlement of the interest spread, both positive and negative, which expire during different periods. The various maturity

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

date categories represent the period of time between the date of the financial statements and the contractual maturity date of the obligations, whether receivable or payable.

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2012
Cash and cash equivalents	790,093	—	—	—
Derivatives receivable	6,048	—	—	—
Accounts receivable	698,755	—	—	—
Other current assets	54,425	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2011
Cash and cash equivalents	905,100	—	—	—
Derivatives receivable	1,307	—	—	—
Accounts receivable	714,033	—	—	—
Other current assets	59,973	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2012
Debt owed to banks and other financial institutions	416,538	1,107,256	229,120	1,086,670
Derivatives payable	1,119	—	—	—
Accounts payable	682,588	—	—	—
Other current liabilities	535,541	—	—	—

(Amounts in thousands of Euro)	Less than 1 year	From 1 to 3 years	From 3 to 5 years	Beyond 5 years

As of December 31, 2011
Debt owed to banks and other financial institutions	776,519	1,135,223	660,935	688,962
Derivatives payables	28,403	372	—	—
Accounts payable	608,327	—	—	—
Other current liabilities	523,075	—	—	—

        (e)   Interest rate risk

        The interest rate risk to which the Group is exposed primarily originates from long-term debt. Such debt accrues interest at both fixed and floating rates.

        With regard to the risk arising from fixed-rate debt, the Group does not apply specific hedging policies since it does not deem the risk to be material.

        Floating-rate debt exposes the Group to a risk from the volatility of the interest rates (cash flow risk). In relation to this risk, and for the purposes of the related hedging, the Group utilizes derivate contracts, specifically Interest Rate Swap (IRS) agreements, which exchange the floating rate for a fixed rate, thereby reducing the risk from interest rate volatility.

        The risk policy of the Group requires the maintenance of a percentage of fixed-rate debt that is greater than 25% and less than 75% of total debt. This percentage is managed by entering into fixed rate debt agreements or by utilizing IRS agreements, when required.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

        On the basis of various scenarios, the Group calculates the impact of rate changes on the consolidated statement of income. For each scenario, the same interest rate change is utilized for all currencies. The various scenarios only include those liabilities at floating rates that are not hedged with fixed interest rate swaps. On the basis of these scenarios, the impact as of December 31, 2012 and net of tax effect of an increase/decrease of 100 basis points on net income, in a situation with all other variables unchanged, would have been a maximum decrease of Euro 3.0 million (Euro 3.1 million as of December 31, 2011) or a maximum increase of Euro 3.0 million (Euro 3.1 million as of December 31, 2011).

        With reference to IRS agreements utilized to hedge against cash flow risk as of December 31, 2012, and in the event that interest rates increased/decreased by 100 basis points, with all other variables unchanged, the stockholders' equity reserves would have been, respectively, greater by Euro 0.2 million (Euro 4.0 million as of December 31, 2011), net of tax effect, and lower by Euro 4.1 million as of December 31, 2011 (not applicable to 2012), net of tax effect, in connection with the increase/decrease of the fair value of the derivatives used for the cash flow hedges.

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2012 (Amounts in millions of Euro)
	Net income	Reserve	Net income	Reserve

Liabilities	(3.0)	—	3.0	—
Hedging derivatives (Cash Flow Hedges)	—	0.2	—	N/A

	Plus 100 basis points		Minus 100 basis points
As of December 31, 2011 (Amounts in millions of Euro)
	Net income	Reserve	Net income	Reserve

Liabilities	(3.1)	—	3.1	—
Hedging derivatives (Cash Flow Hedges)	—	4.0	—	(4.1)

        For the purposes of fully disclosing information about financial risks, a reconciliation between classes of financial assets and liabilities and the types of financial assets and liabilities identified on the basis of IFRS 7 requirements is reported below (in thousands of Euro):

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2012
Cash and cash equivalents	—	790,093	—	—	—	—	790,093	6
Accounts receivable	—	698,755	—	—	—	—	698,755	7
Other current assets	6,048	48,377	—	—	—	—	54,425	9
Other non-current assets	—	62,718	—	—	—	—	62,718	13
Short-term borrowings	—	90,284	—	—	—	—	90.284	15
Current portion of long-term debt	—	310,072	—	—	—	—	310,072	16
Accounts payable	—	682,588	—	—	—	—	682,588	17
Other current liabilities	—	534,422	—	—	681	438	535,541	20
Long-term debt	—	2,052,107	—	—	—	—	2,052,107	21
Other non-current liabilities	—	52,702	—	—	—	—	52,702	24

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

	Financial assets at fair value through profit and loss	Loans and receivables	Investments held until maturity	Financial assets available for sale	Financial liabilities at fair value through profit and loss	Hedging derivatives	Total	Note(*)

December 31, 2011
Cash and cash equivalents	—	905,100	—	—	—	—	905,100	6
Accounts receivable	—	714,033	—	—	—	—	714,033	7
Other current assets	668	59,305	—	—	—	—	59,973	9
Other non-current assets	—	50,374	—	—	—	—	50,374	13
Short-term borrowings	—	193,834	—	—	—	—	193,834	15
Current portion of long-term debt	—	498,295	—	—	—	—	498,295	16
Accounts payable	—	608,327	—	—	—	—	608,327	17
Other current liabilities	—	507,017	—	—	3,890	12,168	523,075	20
Long-term debt	—	2,244,583	—	—	—	—	2,244,583	21
Other non-current liabilities	—	58,263	—	—	—	8,550	66,813	24

*
The numbers reported above refer to the paragraphs within these notes to the consolidated financial statements in which the financial assets and liabilities are further explained.
(f)
Default risk: negative pledges and financial covenants

        The financing agreements of the Group (see note 21) require compliance with negative pledges and financial covenants, as set forth in the respective agreements, with the exception of our bond issues dated November 10, 2010 and March 19, 2012, which require compliance only with negative pledges.

        With regards to negative pledges, in general, the clauses prohibit the Company and its subsidiaries from granting any liens or security interests on any of their assets in favor of third parties without the consent of the lenders over a threshold equal to 30% of the Group consolidated stockholders' equity. In addition, the sale of assets of the Company and its subsidiaries is limited to a maximum threshold of 30% of consolidated assets.

        Default with respect to the abovementioned clauses—and following a grace period during which the default can be remedied—would be considered a material breach of the contractual obligations pursuant to the financing agreements of the Group.

        Financial covenants require the Group to comply with specific levels of financial ratios. The most significant covenants establish a threshold for the ratio of net debt of the Group to EBITDA (Earnings before interest, taxes, depreciation and amortization) as well as EBITDA to financial charges and priority debt to share equity. The covenants are reported in the following table:

Net Financial Position/Pro forma EBITDA	<3.5 x
EBITDA/Pro forma financial charges	>5 x
Priority Debt/Share Equity	<20 x

        In the case of a failure to comply with the abovementioned ratios, the Group may be called upon to pay the outstanding debt if it does not correct such default within a period of 15 business days from the date of reporting such default.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

        Compliance with these covenants is monitored by the Group at the end of each quarter and, as of December 31, 2012, the Group was fully in compliance with these covenants. The Group also analyzes the trend of these covenants in order to monitor its compliance and, as of today, the analysis indicates that the ratios of the Group are below the thresholds which would result in default.

g)
Fair value

        In order to determine the fair value of financial instruments, the Group utilizes valuation techniques which are based on observable market prices (Mark to Model). These techniques therefore fall within Level 2 of the hierarchy of Fair Values identified by IFRS 7. In order to select the appropriate valuation techniques to utilize, the Group complies with the following hierarchy:

a)
Utilization of quoted prices in an active market for identical assets or liabilities (Comparable Approach);

b)
Utilization of valuation techniques that are primarily based on observable market prices; and

c)
Utilization of valuation techniques that are primarily based on non-observable market prices.

        The Group determined the fair value of the derivatives existing on December 31, 2012 through valuation techniques which are commonly used for instruments similar to those traded by the Group. The models applied to value the instruments are based on a calculation obtained from the Bloomberg information service. The input data used in these models are based on observable market prices (the Euro and USD interest rate curves as well as official exchange rates on the date of valuation) obtained from Bloomberg.

        As of January 1, 2009, the Group had adopted the amendments to IFRS 7 for financial instruments which are valued at fair value. The amendments to IFRS 7 refer to valuation hierarchy techniques which are based on three levels:

  •
  Level 1: Inputs are quoted prices in an active market for identical assets or liabilities;

  •
  Level 2: Inputs used in the valuations, other than the prices listed in Level 1, are observable for each financial asset or liability, both directly (prices) and indirectly (derived from prices); and

  •
  Level 3: Unobservable inputs used when observable inputs are not available in situations where there is little, if any, market activity for the asset or liability.

        The following table summarizes the financial assets and liabilities of the Group valued at fair value (in thousands of Euro):

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2012
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	6,048	—	6,048	—
Interest Rate Derivatives	Other non-current liabilities	—	—	—	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	1,119	—	1,119	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

3. FINANCIAL RISKS (Continued)

			Fair Value Measurements at Reporting Date Using:
	Classification within the Consolidated Statement of Financial Position
		December 31, 2011
Description			Level 1	Level 2	Level 3

Foreign Exchange Contracts	Other current assets	668	—	668	—
Interest Rate Derivatives	Other non-current liabilities	8,550	—	8,550	—
Foreign Exchange Contracts and Interest Rate Derivatives	Other current liabilities	16,058	—	16,058	—

        As of December 31, 2012 and 2011, the Group did not have any Level 3 fair value measurements. The Group maintains policies and procedures with the aim of valuing the fair value of assets and liabilities using the best and most relevant data available.

        The Group portfolio of foreign exchange derivatives includes only forward foreign exchange contracts on the most traded currency pairs with maturity less than one year. The fair value of the portfolio is valued using internal models that use observable market inputs including Yield Curves and Spot and Forward prices.

        The fair value of the interest rate derivatives portfolio is calculated using internal models that maximize the use of observable market inputs including Interest Rates, Yield Curves and Foreign Exchange Spot prices.

4. BUSINESS COMBINATIONS

        On January 20, 2012, the Group successfully completed the acquisition of the Brazilian entity Tecnol—Tecnica Nacional de Oculos Ltda("Tecnol"). The total consideration paid was approximately BRL 181.8 million (approximately Euro 72.5 million) with BRL 143.7 million (approximately Euro 57.2 million) paid in January 2012 and BRL 38.4 million (approximately Euro 15.3 million) paid in October 2012. Additionally the Group assumed Tecnol net debt amounting to approximately Euro 30.3 million.

        The acquisition furthers the Group's strategy of continued expansion of its wholesale business and acquiring a manufacturing facility in South America. The goodwill of Euro 88.8 million from the acquisition mainly reflects (i) a reduction in custom duties and transportation costs and more rapid and direct access to the Brazilian market, (ii) the Tecnol qualified workforce which possesses the know-how necessary to quickly apply the production processes developed by the Group and (iii) the benefit of Tecnol's existing wholesale and distribution channels.

        The Company uses various methods to calculate the fair value of the Tecnol assets acquired and the liabilities assumed. The purchase accounting for the transactions was completed as of December 31, 2012.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

4. BUSINESS COMBINATIONS (Continued)

        The following table summarizes the consideration paid and the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash paid	72,457

Total consideration	72,457

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	6,061
Accounts receivable	11,451
Inventory	6,396
Other current receivables	4,645
Fixed assets	9,695
Trademarks and other intangible assets	38,384
Other long term receivables	5,358
Accounts payable	(2,829)
Other current liabilities	(22,390)
Income tax payable	(431)
Long-term debt	(30,597)
Deferred income tax payable net	(3,316)
Provisions for risks	(36,735)
Other long-term liabilities	(1,993)

Total net identifiable liabilities	(16,303)

Goodwill	88,760

Total	72,457

        The provisions for risk include a contingent liability for approximately Euro 17.5 million related to tax risks which arose prior to the acquisition date.

        The acquisition related costs of Euro 1.2 million were expensed as incurred. The consideration paid net of the cash acquired (Euro 6.1 million) was Euro 66.4 million.

        On July 31, 2012, the Group successfully completed the acquisition of more than 120 Sun Planet branded sun specialty stores in Spain and Portugal from Multiopticas Internacional. In 2011, Luxottica acquired the Sun Planet retail chain in Latin America from the same seller. The consideration paid was Euro 23.8 million. Sun Planet operates approximately 90 sunglass retail locations in Spain and approximately 30 in Portugal, mainly in select malls and tourist destinations.

        Goodwill of Euro 15.3 million arising from the 2012 acquisition is mainly due to the benefit of Sun Planet's existing retail channels.

        The Company uses various methods to calculate the fair value of the Sun Planet assets acquired and the liabilities assumed. Sun Planet assets and liabilities have been calculated on an estimated basis, since, as of the date of these consolidated financial statements were authorized for issuance, certain valuation processes were not concluded. The difference between the consideration paid and the net asset acquired was provisionally recorded as goodwill and intangible assets. In accordance with IFRS 3,

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

4. BUSINESS COMBINATIONS (Continued)

the fair value of the net assets and liabilities assumed will be determined within 12 months from the acquisition date.

        The following table summarizes the consideration paid and the fair value of assets acquired and liabilities assumed at the acquisition date (in thousands of Euro):

Cash paid for the share capital of Sun Planet	23,839

Total consideration	23,839

Recognized amount of identifiable assets and liabilities assumed
Cash and cash equivalents	1,893
Accounts receivable—net	325
Inventory	2,186
Other current receivables	252
Fixed assets	2,660
Trademarks and other intangible assets	6,656
Other long term receivables	733
Accounts payable	(3,303)
Other current liabilities	(1,016)
Deferred income tax payable	(1,883)
Advances for income tax payable	70

Total net identifiable assets	8,573

Non-controlling interest	(8)
Goodwill	15,274

Total	23,839

        Net sales included in the consolidated financial statements relating to Sun Planet (Spain and Portugal) starting from the acquisition date are Euro 5.5 million. Sun Planet's impact on the Group's 2012 consolidated net income was a net loss of Euro 3.5 million. Had Sun Planet (Spain and Portugal) been consolidated from January 1, 2012 Group's consolidated net sales would have increased by Euro 12.8 million and net income would have decreased by Euro 0.8 million.

        Transaction-related costs of approximately Euro 0.7 million were expensed as incurred. The consideration paid net of the cash acquired (Euro 1.9 million) was Euro 21.9 million.

5. SEGMENT INFORMATION

        In accordance with IFRS 8—Operating segments, the Group operates in two industry segments: (1) Manufacturing and Wholesale Distribution, and (2) Retail Distribution.

        The criteria applied to identify the reporting segments are consistent with the way the Group is managed. In particular, the disclosures are consistent with the information periodically analyzed by the Group's C.E.O., in his role as Chief Operating Decision Maker, to make decisions about resources to be allocated to the segments and assess their performance.

        Total assets for each reporting segment are no longer disclosed as they are not regularly reported to the highest authority in the Group's decision-making process.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

5. SEGMENT INFORMATION (Continued)

	Manufacturing and Wholesale Distribution		Inter-segment transactions and corporate adjustments(c)
		Retail Distribution
(Amounts in thousands of Euro)				Consolidated

2012
Net sales(a)	2,773,073	4,313,069	—	7,086,142
Income from operations(b)	604,494	552,691	(175,136)	982,049
Interest income	—	—	—	18,910
Interest expense	—	—	—	(138,140)
Other—net	—	—	—	(6,463)
Income before provision for income taxes	—	—	—	856,357
Provision for income taxes	—	—	—	(310,476)
Net income	—	—	—	545,881
Of which attributable to:	—	—	—
Luxottica Stockholders	—	—	—	541,700
Non-controlling Interests	—	—	—	4,181
Capital expenditures	148,001	224,890	—	372,891 (1)
Depreciation and amortization	100,956	170,988	86,337	358,281
2011
Net sales(a)	2,456,341	3,766,142	—	6,222,483
Income from operations(b)	529,073	436,869	(158,802)	807,140
Interest income	—	—	—	12,472
Interest expense	—	—	—	(121,067)
Other—net	—	—	—	(3,273)
Income before provision for income taxes	—	—	—	695,273
Provision for income taxes	—	—	—	(236,972)
Net income	—	—	—	458,300
Of which attributable to:	—	—	—
Luxottica Stockholders	—	—	—	452,343
Non-controlling Interests	—	—	—	5,957
Capital expenditures	153,229	205,094	—	358,323 (2)
Depreciation and amortization	85,765	148,292	89,831	323,888

(a)
Net sales of both the Manufacturing and Wholesale Distribution segment and the Retail Distribution segment include sales to third-party customers only.

(b)
Income from operations of the Manufacturing and Wholesale Distribution segment is related to net sales to third-party customers only, excluding the "manufacturing profit" generated on the inter-company sales to the Retail Distribution segment. Income from operations of the Retail Distribution segment is related to retail sales, considering the cost of goods acquired from the Manufacturing and Wholesale Distribution segment at manufacturing cost, thus including the relevant "manufacturing profit" attributable to those sales.

(c)
Inter-segment transactions and corporate adjustments include corporate costs not allocated to a specific segment and amortization of acquired intangible assets.

(1)
Capital expenditures in 2012 include capital leases of the Retail Division of Euro 7.9 million. Capital expenditures excluding the above-mentioned additions were Euro 365.0 million.

(2)
Capital expenditures in 2011 include (i) the acquisition of a building for approximately Euro 25.0 million and (ii) capital leases of the Retail Division of Euro 25.6 million. Capital expenditures excluding the above-mentioned additions were Euro 307.5 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

5. SEGMENT INFORMATION (Continued)

Information by geographical area

        The geographic segments include Europe, North America (which includes the United States of America, Canada and Caribbean islands), Asia-Pacific (which includes Australia, New Zealand, China, Hong Kong and Japan) and Other (which includes all other geographic locations, including South and Central America and the Middle East). Sales are attributed to geographic segments based on the customer's location, whereas long-lived assets, net are the result of the combination of legal entities located in the same geographic area.

Years ended December 31 (Amounts in thousands of Euro)	Europe(1)	North America	Asia- Pacific	Other	Consolidated

2012
Net sales	1,317,332	4,122,889	897,491	748,430	7,086,142
Long-lived assets, net	342,394	591,358	213,401	45,241	1,192,394
2011
Net sales	1,243,280	3,605,314	779,718	594,171	6,222,483
Long-lived assets, net	340,648	594,722	200,134	33,562	1,169,066

(1)
Long-lived assets, net located in Italy represented 26% and 27% of the Group's total fixed assets in 2012 and 2011 respectively.

INFORMATION ON THE CONSOLIDATED STATEMENT OF FINANCIAL POSITION

CURRENT ASSETS

6. CASH AND CASH EQUIVALENTS

        Cash and cash equivalents are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2012	2011

Cash at bank and post office	779,683	891,406
Checks	7,506	9,401
Cash and cash equivalents on hand	2,904	4,293

Total	790,093	905,100

7. ACCOUNTS RECEIVABLE

        Accounts receivable consist exclusively of trade receivables and are recognized net of allowances to adjust their carrying amount to the estimated realizable value. Accounts receivable are due within 12 months (amounts in thousands of Euro):

	As of December 31		As of January 1
	2012	2011	2011

Accounts receivable	733,854	704,198	663,040
Allowance for doubtful accounts	(35,098)	(35,959)	(33,368)

Total accounts receivable	698,755	668,239	629,672

        The balance of accounts receivable as of December 31, 2011 and January 1, 2011, before the offsetting of certain liabilities for premiums and discounts to customers and accounts receivables, discussed in the "Basis for preparation" section of these notes to the consolidated financial statements, was Euro 714.0 million and Euro 655.9 million, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

7. ACCOUNTS RECEIVABLE (Continued)

        The following table shows the allowance for doubtful accounts roll-forward (amounts in thousands of Euro):

	2012	2011

Balance as of January 1	35,959	33,368
Increases	3,941	5,612
Decreases	(4,212)	(2,625)
Translation difference and other	(590)	(396)

Balance as of December 31	35,098	35,959

        The book value of the accounts receivable approximates their fair value.

        As of December 31, 2012, the gross amount of accounts receivable was equal to Euro 733.9 million (Euro 704.2 million as of December 31, 2011), including an amount of Euro 26.3 million covered by insurance and other guarantees (3.6% of gross receivables). The bad debt fund as of December 31, 2012 amounted to Euro 35.1 million (Euro 36.0 million as of December 31, 2011).

        Write-downs of accounts receivable are determined in accordance with the Group credit policy described in Note 3 "Financial Risks."

        Accruals and reversals of the allowance for doubtful accounts are recorded within selling expenses in the consolidated statement of income.

        The maximum exposure to credit risk, as of the end of the reporting date, was represented by the fair value of accounts receivable which approximates their carrying amount.

        The Group believes that its exposure to credit risk does not call for other guarantees or credit enhancements.

        The table below summarizes the quantitative information required by IFRS 7 based on the categories of receivables pursuant to Group policies:

						Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2012 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	567,162	(9,530)	557,632	62,558	38,215	24,344
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	12,224	(2,528)	9,695	3,438	515	2,923
Receivables of the Wholesale segment classified as RISK	20,071	(18,712)	1,359	1,744	456	1,288
Receivables of the Retail segment	134,398	(4,329)	130,069	13,120	7,446	5,674

Totals	733,854	(35,098)	698,755	80,860	46,631	34,229

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

7. ACCOUNTS RECEIVABLE (Continued)

						Overdue accounts receivable not included in the allowance for doubtful accounts > 30 days overdue
					Overdue accounts receivable not included in the allowance for doubtful accounts 0 - 30 days overdue
				Amount of accounts receivable overdue but not included in the allowance for doubtful accounts
		Allowance for doubtful accounts	Maximum exposure to credit risk
December 31, 2011 (Amounts in thousands of Euro)	Gross receivables

Receivables of the Wholesale segment classified as GOOD	524,621	(4,065)	520,556	43,141	27,389	15,752
Receivables of the Wholesale segment classified as GOOD—UNDER CONTROL	25,640	(2,138)	23,502	3,555	1,534	2,021
Receivables of the Wholesale segment classified as RISK	24,452	(22,602)	1,850	1,688	45	1,643
Receivables of the Retail segment	129,485	(7,154)	122,331	24,172	21,447	2,725

Totals	704,198	(35,959)	668,239	72,556	50,415	22,141

        As of December 31, 2012, the amount of overdue receivables which were not included in the bad debt fund was equal to 11% of gross receivables (9.7% as of December 31, 2011) and 11.6% of receivables net of the bad debt fund (10.2% as of December 31, 2011). The Group does not expect any additional losses over amounts already provided for.

8. INVENTORIES

        Inventories are comprised of the following items (amounts in thousands of Euro):

	As of December 31
	2012	2011

Raw materials	154,403	128,909
Work in process	59,565	49,018
Finished goods	625,386	562,141
Less: inventory obsolescence reserves	(110,588)	(90,562)

Total	728,767	649,506

        The movements in the allowance for inventories reserve are as follows:

(Amounts in thousands of Euro)	Balance at beginning of period	Provision	Other(1)	Utilization	Balance at end of period

2011	96,552	45,776	13,187	(64,953)	90,562
2012	90,562	67,894	(3,930)	(43,938)	110,588

(1)
Other includes translation differences for the period.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

9. OTHER ASSETS

        Other assets comprise the following items:

	As of December 31
(Amounts in thousands of Euro)	2012	2011

Sales taxes receivable	15,476	18,785
Short-term borrowings	835	1,186
Prepaid expenses	2,569	1,573
Other assets	35,545	38,429
Total financial assets	54,425	59,973
Income tax receivable	47,354	59,795
Advances to suppliers	15,034	12,110
Prepaid expenses	74,262	69,226
Other assets	18,175	29,746
Total other assets	154,825	170,877

Total other assets	209,250	230,850

        Other financial assets include receivables from foreign currency derivatives amounting to Euro 6.0 million as of December 31, 2012 (Euro 0.7 million as of December 31, 2011), as well as other financial assets of the North America retail division totaling Euro 13.2 million as of December 31, 2012 and 2011.

        The reduction of the income tax receivable is mainly due to certain U.S.-based subsidiaries which in 2012 utilized some of the receivables created in 2011.

        Other assets include the short-term portion of advance payments made to certain designers for future contracted minimum royalties totaling Euro 18.2 million as of December 31, 2012 (Euro 29.7 million as of December 31, 2011).

        Prepaid expenses mainly relate to the timing of payments of monthly rental expenses incurred by the Group's North America and Asia-Pacific retail divisions.

        The net book value of financial assets is approximately equal to their fair value and this value also corresponds to the maximum exposure of the credit risk. The Group has no guarantees or other instruments to manage credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

NON-CURRENT ASSETS

10.  PROPERTY, PLANT AND EQUIPMENT

        Changes in items of property, plant and equipment are reported below (amounts in thousands of Euro):

	Land and buildings, including leasehold improvements	Machinery and equipment	Aircraft	Other equipment	Total

As of January 1, 2011
Historical cost	814,414	741,425	37,853	668,850	2,549,696
Accumulated depreciation	(353,508)	(507,128)	(7,226)	(308,107)	(1,320,556)
As of January 1, 2011	460,906	234,297	30,627	360,743	1,086,574
Increases	64,466	107,992	234	81,545	254,237
Decreases	(6,812)	(1,564)	—	(8,194)	(16,570)
Business Combinations	6,124	3,655	—	10,282	20,061
Translation difference and other	19,158	108,816	—	(116,889)	11,085
Depreciation expense	(55,420)	(83,159)	(1,550)	(55,821)	(195,950)

Balance as of December 31, 2011	488,422	370,037	29,311	271,666	1,159,436

Of which:
Historical cost	893,948	983,164	38,087	582,779	2,497,978
Accumulated depreciation	(405,526)	(613,127)	(8,776)	(311,113)	(1,338,542)

Total as of December 31, 2011	488,422	370,037	29,311	271,666	1,159,436

Increases	55,700	112,415	—	101,300	269,415
Decreases	(13,713)	—	—	(15,288)	(29,001)
Business Combinations	850	8,904	—	2,765	12,519
Translation difference and other	2,478	9,349	—	(18,820)	(6,993)
Depreciation expense	(58,104)	(95,008)	(1,561)	(58,310)	(212,983)

Total balance as of December 31, 2012	475,633	405,697	27,750	283,313	1,192,394

Of which:
Historical cost	913,679	1,074,258	38,087	615,957	2,641,981
Accumulated depreciation	(438,046)	(668,561)	(10,337)	(332,644)	(1,449,588)

Total blance as of December 31, 2012	475,633	405,697	27,750	283,313	1,192,394

        The 2012 and 2011 increase in Property, plant and equipment due to business combinations is mainly due to the acquisition of Tecnol and Multiopticas Internacional SL, respectively. Please refer to Note 4 "Business Combinations" for further details on the Tecnol acquisition.

        Of the total depreciation expense of Euro 213.0 million (Euro 196.0 million in 2011), Euro 69.5 million (Euro 60.6 million in 2011) is included in cost of sales, Euro 114.8 million (Euro 108.5 million in 2011) in selling expenses; Euro 3.9 million (Euro 4.4 million in 2011) in advertising expenses; and Euro 24.8 million (Euro 22.5 million in 2011) in general and administrative expenses.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

10.  PROPERTY, PLANT AND EQUIPMENT (Continued)

        Capital expenditures in 2012 and 2011 mainly relate to routine technology upgrades to the manufacturing infrastructure, opening of new stores and the remodeling of older stores whose leases were extended during the period.

        Other equipment includes Euro 66.9 million for assets under construction as of December 31, 2012 (Euro 54.5 million as of December 31, 2011) mainly relating to the opening and renovation of North America retail stores.

        Leasehold improvements totaled Euro 153.1 million and Euro 230.4 million as of December 31, 2012 and December 31, 2011, respectively.

11.  GOODWILL AND INTANGIBLE ASSETS

        Changes in goodwill and intangible assets as of December 31, 2011 and 2012 were as follows (amounts in thousands of Euro):

				Customer relations, contracts and lists
		Trade names and trademarks	Distribution network		Franchise agreements
	Goodwill					Other	Total

As of January 1, 2011
Historical cost	2,890,397	1,423,092	86,389	225,364	21,479	321,627	5,031,334
Accumulated amortization		(545,896)	(23,098)	(51,967)	(6,180)	(162,877)	(853,004)

Total	2,890,397	877,196	63,290	173,397	15,299	158,750	4,178,330

Increases	—	—	—	—	—	107,646	107,646
Decreases	—	—	—	—	—	(710)	(710)
Business combinations	128,808	26,014	—	—	—	9,451	164,273
Translation difference and other	71,358	86,506	(63,232)	1,903	422	22,927	119,885
Impairment and Amortization expense	—	(74,666)	(41)	(14,093)	(1,031)	(38,108)	(127,939)

Balance as of December 31, 2011	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Historical cost	3,090,563	1,576,008	287	229,733	22,181	464,712	5,383,484
Accumulated amortization		(660,958)	(270)	(68,526)	(7,491)	(204,756)	(942,001)

Total as of December 31, 2011	3,090,563	915,050	17	161,208	14,690	259,956	4,441,484

Increases	—	187	—	—	—	116,819	117,005
Decreases	—	—	—	—	—	(3,751)	(3,751)
Business combinations	107,123	12,057	—	21,806	—	11,146	152,132
Translation difference and other	(48,916)	(6,572)	1	(3,370)	(255)	(8,004)	(67,117)
Amortization expense	—	(70,882)	(18)	(15,468)	(1,117)	(57,813)	(145,298)

Balance as of December 31, 2012	3,148,770	849,839	—	164,177	13,319	318,352	4,494,457

Historical cost	3,148,770	1,563,447	288	247,730	21,752	546,966	5,528,953
Accumulated amortization		(713,608)	(288)	(83,553)	(8,433)	(228,614)	(1,034,496)

Total as of December 31, 2012	3,148,770	849,839	—	164,177	13,319	318,352	4,494,457

        The 2012 increase in goodwill and intangible assets due to business combinations is mainly due to the acquisition of Tecnol (Euro 127.2 million) and Sun Planet (Euro 22.0 million). The increase in goodwill

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

and intangible assets due to business combinations is mainly due to the acquisition of MOI. Please refer to Note 4 "Business Combinations" for further details.

        Of the total amortization expense of Euro 145.3 million (Euro 127.9 million in 2011), Euro 132.8 million (Euro 124.7 million in 2011) is included in general and administrative expenses, Euro 6.3 million is included in selling expenses and Euro 6.2 million (Euro 3.2 million in 2011) is included in cost of sales.

        Other intangible assets includes internally generated assets of Euro 57.4 million (Euro 44.1 million as of December 2011).

        The increase in intangible assets is mainly due to the implementation of a new IT infrastructure started in 2008.

Impairment of goodwill

        Pursuant to IAS 36—Impairment of Assets, the Group has identified the following four cash-generating units: Wholesale, Retail North America, Retail Asia-Pacific and Retail Other. The cash-generating units reflect the distribution model adopted by the Group.

        The value of goodwill allocated to each cash-generating unit is reported in the following table (amounts in thousands of Euro):

	2012	2011

Wholesale	1,203,749	1,134,742
Retail North America	1,388,263	1,409,353
Retail Asia-Pacific	376,414	381,387
Retail other	180,344	165,081

Total	3,148,770	3,090,563

        The information required by paragraph 134 of IAS 36 is provided below only for the Wholesale and Retail North America cash-generating units, since the value of goodwill allocated to these two units is a significant component of the Group's total goodwill.

        The recoverable amount of each cash-generating unit has been verified by comparing its net assets carrying amounts to its value in use.

        The main assumptions for determining the value in use are reported below and refer to both cash generating units:

  •
  Growth rate: 2.0 percent (2.0 percent as of December 31, 2011)

  •
  Discount rate: 7.8 percent (8.1 percent as of December 31, 2011)

        The discount rate has been determined on the basis of market information on the cost of money and the specific risk of the industry (Weighted Average Cost of Capital, WACC). In particular, the Group used a methodology to determine the discount rate which was in line with that utilized in the previous year, considering the rates of return on long-term government bonds and the average capital structure of a group of comparable companies.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

11.  GOODWILL AND INTANGIBLE ASSETS (Continued)

        The recoverable amount of cash-generating units has been determined by utilizing post-tax cash flow forecasts based on the Group's 2013-2015 three-year plan, on the basis of the results attained in previous years as well as management expectations—split by geographical area—regarding future trends in the eyewear market for both the Wholesale and Retail distribution segments. At the end of the three year projected cash flow period, a terminal value was estimated in order to reflect the value of the cash-generating unit in future years. The terminal values were calculated as a perpetuity at the same growth rate as described above and represent the present value, in the last year of the forecast, of all future perpetual cash flows. In particular, it should be noted that, in accordance with the provisions of paragraph 71 of IAS 36, future cash flows of the cash-generating units in the Retail distribution segment were adjusted in order to reflect the transfer prices at market conditions. This adjustment was made since the cash generating units belonging to this segment generate distinct and independent cash flows whose products are sold within an active market. The impairment test performed as of the balance sheet date resulted in a recoverable value greater than the carrying amount (net operating assets) of the abovementioned cash-generating units. No external impairment indicators were identified which highlight the potential risks of impairment. In percentage terms, the surplus of the recoverable amount of the cash-generating unit over the carrying amount was equal to 302% and 25% of the carrying amount of the Wholesale and Retail North America cash-generating units, respectively. A reduction in the recoverable amount of the cash generating unit to a value that equals its carrying amount would require either of the following (i) increase in the discount rate to approximately 24.2% for Wholesale and 9.3% for Retail North America, and (ii) utilization of a negative growth rate for Wholesale and zero for Retail.

        In addition, reasonable changes to the abovementioned assumptions used to determine the recoverable amount (i.e., growth rate changes of +/0.5 percent and discount rate changes of +/-0.5 percent) would not significantly affect the impairment test results.

12.  INVESTMENTS

        Investments amounted to Euro 11.7 million (Euro 8.8 million as of December 31, 2011). The balance mainly related to the investment in Eyebiz Laboratories Pty Limited for Euro 4.3 million (Euro 4.0 million as of December 31, 2011) and to other minor investments.

13.  OTHER NON-CURRENT ASSETS

	As of December 31
(Amounts in thousands of Euro)	2011	2011

Other financial assets	62,718	50,374
Other assets	84,318	106,881

Total other non-current assets	147,036	157,255

        Other financial assets primarily include security deposits totaling Euro 34.3 million (Euro 32.9 million as of December 31, 2011).

        The carrying value of financial assets approximates their fair value and this value also corresponds to the Group's maximum exposure to credit risk. The Group does not have guarantees or other instruments for managing credit risk.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

13.  OTHER NON-CURRENT ASSETS (Continued)

        Other assets primarily include advance payments made to certain licensees for future contractual minimum royalties totaling Euro 73.8 million (Euro 88.3 million as of December 31, 2011).

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES

        The balance of deferred tax assets and liabilities as of December 31, 2012, December 31, 2011 and January 1, 2011 is as follows:

(Amounts in thousands of Euro)	As of December 31 2012	As of December 31 2011	As of January 1 2011

Deferred tax assets	169,662	153,701	136,620
Deferred tax liabilities	227,806	232,337	202,169

—Deferred tax liabilities (net)	58,144	78,636	65,549

        The balance of deferred tax assets and liabilities as of January 1, 2011, before the offsetting of balances within the same tax jurisdiction, discussed in Note 1 of these notes to the consolidated financial statements, was Euro 364.3 million and Euro 429.8 million, respectively.

        The analysis of deferred tax assets and deferred tax liabilities without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

	As of December 31
Deferred tax assets (Amounts in thousands of Euro)
	2012	2011

—Deferred tax assets to be recovered after more than 12 months	187,602	176,428
—Deferred tax assets to be recovered within 12 months	212,561	201,311

	400,163	377,739

—Deferred tax liabilities to be recovered after more than 12 months	18,129	15,844
—Deferred tax liabilities to be recovered within 12 months	440,178	440,531

	458,307	456,375

—Deferred tax liabilities (net)	58,144	78,636

        The gross movement in the deferred income tax accounts is as follows:

2012

As of January 1	78,636
Exchange rate difference and other movements	16,932
Business combinations	4,898
Income statements	(28,910)
Tax charge/(credit) directly to equity	(13,412)
At December 31	58,144

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

14.  DEFERRED TAX ASSETS AND DEFERRED TAX LIABILITIES (Continued)

        The movement of deferred income tax assets and liabilities during the year, without taking into consideration the offsetting of balances within the same tax jurisdiction, is as follows:

Deferred tax assets	As of January 1, 2012	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2012

Inventories	78,264	(2,013)	5,127	21,678	—	103,056
Insurance and other reserves	10,923	(137)	—	557	—	11,343
Net operating loss carry forwards	16,191	3,657	(948)	(12,441)	—	6,459
Rights of return	11,194	3,234	1,103	551	—	16,082
Deferred tax on derivatives	7,484	55	—	(1,017)	(6,484)	38
Employee related reserves	90,473	(13,837)	—	13,652	14,120	104,408
Occupancy reserves	18,275	(837)	—	928	—	18,366
Trade names	84,278	(2,553)	—	767	(67)	82,425
Fixed assets	10,369	3,658	—	202	—	14,229
Other	50,288	(18,286)	6,037	5,653	67	43,759

Total	377,739	(27,059)	11,319	30,530	7,636	400,163

Deferred tax liabilities	As of January 1, 2012	Exchange rate difference and other movements	Business combinations	Income statements	Tax charged/(credited) to equity	As of December 31, 2012

Dividends	6,155	—	—	(592)	—	5,563
Trade names	233,729	(5,585)	23,433	(17,620)	—	233,957
Fixed assets	66,120	(24,358)	—	13,729	—	55,491
Other intangibles	140,682	16,372	(7,305)	2,093	—	151,842
Other	9,688	3,444	80	4,009	(5,767)	11,454

Total	456,375	(10,127)	16,208	1,619	(5,767)	458,307

        Deferred income tax assets are recognized for tax loss carry-forwards to the extent that the realization of the related tax benefit through future profit is probable. The Group did not recognize deferred income tax assets of Euro 37.3 million in respect of losses amounting to Euro 169.6 million that can be carried forward against future taxable income. Additional losses of certain subsidiaries amounting to Euro 56.1 million can be indefinitely carried-forwards. The breakdown of the net operating losses by expiration date is as follows

Years ending December 31: (Amounts in thousands of Euro)

2013	14,547
2014	22,426
2015	17,930
2016	17,827
2017	21,767
Subsequent years	18,964

Total	113,462

        The Company does not provide for an accrual for income taxes on undistributed earnings of its non-Italian operations to the related Italian parent company, of Euro 2.0 billion and 1.8 billion in 2012 and 2011, that are intended to be permanently invested. In connection with the 2012 earnings of certain subsidiaries, the Company has provided for an accrual for income taxes related to declared dividends from earnings.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

CURRENT LIABILITIES

15. SHORT-TERM BORROWINGS

        Short-term borrowings at December 31, 2012 reflect current account overdrafts with various banks as well as uncommitted short-term lines of credits with different financial institutions. The interest rates on these credit lines are floating. The credit lines may be used, if necessary, to obtain letters of credit.

        As of December 31, 2012 and 2011, the Company had unused short-term lines of credit of approximately Euro 700.4 million and Euro 747.9 million, respectively.

        The Company and its wholly-owned Italian subsidiary Luxottica S.r.l. maintain unsecured lines of credit with primary banks for an aggregate maximum credit of Euro 295.5 million. These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2012, these credit lines were not utilized.

        U.S. Holdings maintains unsecured lines of credit with three separate banks for an aggregate maximum credit of Euro 84.4 million (USD 111.4 million). These lines of credit are renewable annually, can be cancelled at short notice and have no commitment fees. At December 31, 2012, there were no amounts borrowed against these lines. However, there was Euro 23.0 million in aggregate face amount of standby letters of credit outstanding related to guarantees on these lines of credit.

        The blended average interest rate on these lines of credit is approximately LIBOR plus 0.10%.

        The book value of short-term borrowings is approximately equal to their fair value.

16. CURRENT PORTION OF LONG-TERM DEBT

        This item consists of the current portion of loans granted to the Company, as further described below in note 21 "Long-term debt."

17. ACCOUNTS PAYABLE

        Accounts payable were Euro 682.6 million (Euro 608.3 million as of December 31, 2011) and consisted of invoices received and not yet paid at the reporting date, in addition to invoices to be received, accounted for on an accrual basis.

        The carrying value of accounts payable is approximately equal to their fair value.

18. INCOME TAXES PAYABLE

        The balance of income taxes payable is detailed below:

	As of December 31
(Amounts in thousands of Euro)	2012	2011

Current year income taxes payable	107,377	59,310
Income taxes advance payment	(41,027)	(19,451)

Total	66,350	39,859

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

19. SHORT TERM PROVISIONS FOR RISKS AND OTHER CHARGES

        The balance is detailed below:

(Amounts in thousands of Euro)	Legal risk	Self- insurance	Tax provision	Other risks	Returns	Total

Balance as of December 31, 2011	4,899	5,620	1,796	9,927	31,094	53,337

Increases	1,647	7,395	10,525	11,229	18,233	49,029
Decreases	(5,981)	(8,186)	(132)	(8,383)	(12,736)	(35,419)
Business combinations	—	—	—	—	—	—
Foreign translation difference and other movements	14	60	(39)	(296)	(534)	(914)

Balance as of December 31, 2012	578	4,769	12,150	12,477	36,057	66,032

        Other risks mainly includes provisions for licensing expenses and advertising expenses required by existing license agreements of Euro 5.3 million (Euro 5.2 million as of December 31, 2011), which are based upon advertising expenses that the Group is required to incur under the license agreements.

        The Company is self-insured for certain losses relating to workers' compensation, general liability, auto liability, and employee medical benefits for claims filed and for claims incurred but not reported. The Company's liability is estimated using historical claims experience and industry averages; however, the final cost of the claims may not be known for over five years.

        Legal risk includes provisions for various litigated matters that have occurring in the ordinary course of business.

        The tax provision mainly includes the accrual related to tax audit on Luxottica S.r.l. for fiscal year 2007 of approximately Euro 10.0 million.

20. OTHER LIABILITIES

	As of December 31
(Amounts in thousands of Euro)	2012	2011

Premiums and discounts	4,363	1,725
Sales commissions	683	904
Leasing rental	24,608	23,181
Insurance	9,494	9,893
Sales taxes payable	28,550	31,740
Salaries payable	245,583	204,481
Due to social security authorities	36,997	28,678
Sales commissions payable	8,569	9,733
Derivative financial liabilities	1,196	15,824
Royalties payable	2,795	2,218
Other liabilities	172,704	148,905

Total financial liabilities	535,541	477,281

Deferred income	2,883	3,626
Advances from customers	45,718	47,501
Other liabilities	5,516	5,393

Total liabilities	54,117	56,520

Total other current liabilities	589,658	533,801

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

NON-CURRENT LIABILITIES

21. LONG-TERM DEBT

        Long-term debt was Euro 2,362 million and Euro 2,743 million as of December 31, 2012 and 2011.

        The roll-forward of long term debt as of December 31, 2012 and 2011 is as follows:

	Luxottica Group S.p.A. credit agreement with various financial institutions(a)	Senior unsecured guaranteed notes(b)	Credit agreement with various financial institutions(c)	Credit agreement with various financial institutions for Oakley acquisition(d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014(e)	Total

Balance as of January 1, 2012	487,363	1,226,245	225,955	772,743	30,571	2,742,876

Proceeds from new and existing loans	—	500,000	—	—	33,133	533,133
Repayments	(120,000)	—	(181,149)	(607,247)	(38,159)	(946,555)
Loans assumed in business combinations	—	—	—	—	30,466	30,466
Amortization of fees and interests	380	9,104	484	16	(4,312)	5,672
Foreign translation difference	—	(12,124)	374	9,411	(1,075)	(3,415)
Balance as of December 31, 2012	367,743	1,723,225	45,664	174,922	50,624	2,362,178

	Luxottica Group S.p.A. credit agreement with various financial institutions(a)	Senior unsecured guaranteed notes(b)	Credit agreement with various financial institutions(c)	Credit agreement with various financial institutions for Oakley acquisition(d)	Other loans with banks and other third parties, interest at various rates, payable in installments through 2014(e)	Total

Balance as of January 1, 2011	545,552	943,112	242,236	897,484	4,252	2,632,636

Proceeds from new and existing loans	—	251,445	—	—	23,131	274,576
Repayments	(60,000)	—	(22,881)	(143,683)	(3,882)	(230,447)
Loans assumed in business combinations	—	—	—	—	5,146	5,146
Amortization of fees and interests	1,811	1,317	387	459	—	3,975
Foreign translation difference	—	30,371	6,213	18,483	1,923	56,989

Balance as of December 31, 2011	487,363	1,226,245	225,955	772,743	30,571	2,742,878

        The Group uses debt financing to raise financial resources for long term business operations and to finance acquisitions. During 2004 the Group financed the Cole National Corporation acquisition and in 2007 the Oakley acquisition through debt financing. The Group continues to seek debt refinancing at favorable market rates and actively monitors the debt capital markets in order to take appropriate action to issue debt, when appropriate. Our debt agreements contain certain covenants, including covenants

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

21. LONG-TERM DEBT (Continued)

that limit our ability to incur additional indebtedness (for more details see Note 3(f)—Default risk: negative pledges and financial covenants). As of December 31, 2012 we were in compliance with these financial covenants.

        The table below summarizes the Group's long-term debt.

Type	Series	Issuer/Borrower	Issue Date	CCY	Amount	Outstanding amount at the reporting date	Coupon / Pricing	Interest rate as of December 31, 2012	Maturity

Multicurrency EUR/USD Revolving Credit Facility	Tranche C	Luxottica Group S.p.A. Luxottica US Holdings	June 3, 2004	EUR	725,000,000	—	Euribor + 0.20%/0.40%	—	April 17, 2012
2007 Oakley Term Loan	Tranche E	Luxottica Group S.p.A.	November 14, 2007	USD	500,000,000	—	Libor + 0.20%/0.40%	—	October 15, 2012
2004 USD Term Loan	Tranche B	Luxottica US Holdings	June 3, 2004	USD	325,000,000	60,411,904	Libor + 0.20%/0.40%	0.410%	March 3, 2013
Revolving Credit Facility (Intesa)		Luxottica Group S.p.A.	May 29, 2008	EUR	250,000,000	70,000,000	Euribor + 0.40%/0.60%	0.589%	May 29, 2013
Private Placement	A	Luxottica US Holdings	July 1, 2008	USD	20,000,000	20,000,000	5.960%	5.960%	July 1, 2013
2007 Oakley Term Loan	Tranche D	Luxottica US Holdings	October 12, 2007	USD	1,000,000,000	230,919,721	Libor + 0.20%/0.40%	0.457%	October 12, 2013
2009 Term Loan		Luxottica Group S.p.A.	November 11, 2009	EUR	300,000,000	300,000,000	Euribor + 1.00%/2.75%	1.110%	November 30, 2014
Private Placement	B	Luxottica US Holdings	July 1, 2008	USD	127,000,000	127,000,000	6.420%	6.420%	July 1, 2015
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	November 10, 2010	EUR	500,000,000	500,000,000	4.000%	4.000%	November 10, 2015
Private Placement	D	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.190%	5.190%	January 29, 2017
2012 Revolving Credit Facility		Luxottica Group S.p.A.	April 17, 2012	EUR	500,000,000	—	Euribor + 1.30%/2.25%	—	April 10, 2017
Private Placement	G	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	3.750%	3.750%	September 15, 2017
Private Placement	C	Luxottica US Holdings	July 1, 2008	USD	128,000,000	128,000,000	6.770%	6.770%	July 1, 2018
Private Placement	F	Luxottica US Holdings	January 29, 2010	USD	75,000,000	75,000,000	5.390%	5.390%	January 29, 2019
Bond (Listed on Luxembourg Stock Exchange)		Luxottica Group S.p.A.	March 19, 2012	EUR	500,000,000	500,000,000	3.625%	3.625%	March 19, 2019
Private Placement	E	Luxottica US Holdings	January 29, 2010	USD	50,000,000	50,000,000	5.750%	5.750%	January 29, 2020
Private Placement	H	Luxottica Group S.p.A.	September 30, 2010	EUR	50,000,000	50,000,000	4.250%	4.250%	September 15, 2020
Private Placement	I	Luxottica US Holdings	December 15, 2011	USD	350,000,000	350,000,000	4.350%	4.350%	December 15, 2021

        The floating rate measures under "Coupon/Pricing" are based on the corresponding Euribor (Libor for US dollar loans) plus a margin in the range, indicated in the table, based on the "Net Debt/EBITDA" ratio, as defined in the applicable debt agreement.

        The USD Term Loan 2004—Tranche B, Oakley Term Loan 2007 Tranche D and Tranche E and Revolving Credit Facility Intesa 250 were hedged by interest rate swap agreements with various banks. The Tranche B swaps expired on March 10, 2012 and the Tranche D and E swaps expired on October 12, 2012.

        As of December 31, 2012 there are still eight interest rate swap transactions with an aggregate initial notional amount of Euro 250 million with various banks ("Intesa Swaps"). The "Intesa Swaps" will decrease in notional amount on a quarterly basis, following the amortization schedule of the underlying facility. The Intesa Swaps will expire on May 29, 2013. The Intesa Swaps were entered as a cash flow hedge on the Intesa Sanpaolo S.p.A. credit facility discussed above. The Intesa Swaps exchange the floating rate of Euribor (as defined in the agreement) for an average fixed rate of 2.25% per annum. The ineffectiveness of cash flow hedges is tested at the inception date and at least every three months. The results of the Company's ineffectiveness testing indicated that these the cash flow hedges are highly effective. As a consequence, approximately Euro (0.5) million, net of taxes, is included in other comprehensive income as of December 31, 2012.

        On March 19, 2012, the Group completed an offering in Europe to institutional investors of Euro 500 million of senior unsecured guaranteed notes due March 19, 2019. The Notes are listed on the Luxembourg Stock Exchange under ISIN XS0758640279 with a BBB+ credit rating by Standard & Poor's. Interest on the Notes accrues at 3.625% per annum. The Notes are guaranteed on a senior unsecured basis by U.S. Holdings and Luxottica S.r.l.

        On April 17, 2012, the Group and U.S. Holdings, entered into a multicurrency (Euro/USD) revolving credit facility with a group of banks providing for loans in the aggregate principal amount of Euro 500 million (or the equivalent in U.S. dollars) guaranteed by Luxottica Group, Luxottica S.r.l. and U.S. Holdings. The agent for this credit facility is Unicredit AG Milan Branch and the other lending banks are Bank of America Securities Limited, Citigroup Global Markets Limited, Crédit Agricole Corporate and

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

21. LONG-TERM DEBT (Continued)

Investment Bank—Milan Branch, Banco Santander S.A., The Royal Bank of Scotland PLC and Unicredit S.p.A. The facility, whose maturity date is April 10, 2017, was not used as of December 31, 2012.

        During 2012, in addition to scheduled repayments, the group repaid in advance Euro 500 million of Tranche E, USD 225 million of Tranche B and USD 169 million of Tranche D.

        The fair value of long-term debt as of December 31, 2012 was equal to Euro 2,483.5 million (Euro 2,804.7 as of December 31, 2011).The fair value of the debt equals the present value of future cash flows, calculated by utilizing the market rate currently available for similar debt and adjusted in order to take into account the Group's current credit rating .

        On December 31, 2012 the Group had unused uncommitted lines (revolving) of Euro 500 million.

        Long-term debt, including capital lease obligations, as of December 31, 2012 matures as follows:

Years ended December 31, (Amounts in thousands of Euro)

2013	316,538
2014	300,000
2015	637,456
2016	—
2017 and subsequent years	1,098,230
Effect deriving from the adoption of the amortized cost method	9,954

Total	2,362,178

        The net financial position and disclosure required by the Consob communication n. DEM/6064293 dated July 28, 2006 and by the CESR recommendation dated February 10, 2005 "Recommendation for the consistent application of the European Commission regulation on Prospectus" is as follows:

(Amounts in thousands of Euro)		Notes	December 31, 2012 unaudited	December 31, 2011 audited

A	Cash and cash equivalents	6	790,093	905,100
B	Other availabilities		—	—
C	Hedging instruments on foreign exchange rates	9	6,048	668
D	Availabilities (A) + (B) + (C)		796,141	905,768
E	Current investments
F	Bank overdrafts	15	90,284	193,834
G	Current portion of long-term debt	16	310,072	498,295
H	Hedging instruments on foreign exchange rates	20	681	234
I	Hedging instruments on interest rates	20	438	12,168
J	Current liabilities (F) + (G) + (H) + (I)		401,475	704,531
K	Net liquidity (J) – (E) – (D)		(394,666)	(201,237)
L	Long-term debt	21	328,882	1,018,337
M	Notes payables	21	1,723,225	1,226,246
N	Hedging instruments on interest rates	25	—	8,550
O	Total non-current liabilities (L) + (M) + (N)		2,052,107	2,253,133
P	Net financial position (K) + (O)		1,657,441	2,051,896

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

21. LONG-TERM DEBT (Continued)

        A reconciliation between the net financial position above and the net financial position presented in the Management Report is as follows:

(Amounts in thousands of Euro)	December 31, 2012	December 31, 2011

Net Financial Position, as presented in the notes	1,657,441	2,051,896

Hedging instruments on foreign exchange rates	6,048	668
Hedging instruments on interest rates—ST	(438)	(12,168)
Hedging instruments on foreign exchange rates	(681)	(234)
Hedging instruments on interest rates—LT	—	(8,550)

Net Financial Position	1,662,370	2,031,612

        Our net financial position with respect to related parties is not material.

        Long term debt includes finance lease liabilities of Euro 29.2 million (Euro 27.0 million as of December 31, 2012).

(Amounts in thousands of Euro)	2012	2011

Gross finance lease liabilities:
— no later than 1 year	5,098	4,612
— later than 1 year and no later than 5 years	15,771	12,638
— later than 5 years	13,845	14,338

	34,714	31,588

Future finance charges on finance lease liabilities	5,472	4,634

Present values of finance lease liabilities	29,242	26,954

        The present value of finance lease liabilities is as follows:

(Amounts in thousands of Euro)	2012	2011

— no later than 1 year	3,546	3,556
— later than 1 year and no later than 5 years	12,703	10,506
— later than 5 years	12,993	12,892

	29,242	26,954

22. EMPLOYEE BENEFITS

        Employee benefits amounted to Euro 191.7 million (Euro 197.7 million as of December 31, 2011). The balance mainly includes liabilities for termination indemnities of Euro 49.3 million (Euro 45.3 million as of December 31, 2011), and liabilities for employee benefits of the U.S. subsidiaries of the Group of Euro 142.4 million (Euro 152.4 million as of December 31, 2011).

        Liabilities for termination indemnities mainly include post-employment benefits of the Italian companies' employees (hereinafter "TFR"), which at December 31, 2012 amounted to 39.7 million (Euro 36.3 million as of December 31, 2011).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22. EMPLOYEE BENEFITS (Continued)

        Effective January 1, 2007, the TFR system was reformed, and under the new law, employees are given the ability to choose where the TFR compensation is invested, whereas such compensation otherwise would be directed to the National Social Security Institute or Pension Funds. As a result, contributions under the reformed TFR system are accounted for as a defined contribution plan. The liability accrued until December 31, 2006 continues to be considered a defined benefit plan. Therefore, each year, the Group adjusts its accrual based upon headcount and inflation, excluding changes in compensation level.

        This liability as of December 31, 2012 represents the estimated future payments required to settle the obligation resulting from employee service, excluding the component related to the future salary increases.

        Contribution expense was Euro 18.6 million and Euro 17.1 million for the years 2012 and 2011, respectively.

        In application of IAS 19, the valuation of TFR liability accrued as of December 31, 2006 was based on the Projected Unit Credit Cost method. The main assumptions utilized are reported below:

	2012	2011

ECONOMIC ASSUMPTIONS
Discount rate	3.25%	4.60%
Annual TFR increase rate	3.00%	3.00%
Death probability:	Those determined by the General Accounting Department of the Italian Government, named RG48	Those determined by the General Accounting Department of the Italian Government, named RG48
Retirement probability:	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)	Assuming the attainment of the first of the retirement requirements applicable for the Assicurazione Generale Obbligatoria (General Mandatory Insurance)

        In order to take into account the uncertainties of the financial markets the Company decided to use a discount rate based on corporate bonds with a A rating as opposed to AA rating used in 2011. The change did not have a significant impact, estimated to be approximately Euro 2.1 million, on the calculation of the liability as of December 31, 2012.

        Movements in liabilities during the course of the year are detailed in the following table:

(Amounts in thousands of Euro)	2012	2011

Liabilities at the beginning of the period	36,257	37,838
Expenses for interests	1,606	1,685
Actuarial loss (income)	4,532	(840)
Benefits paid	(2,687)	(2,426)

Liabilities at the end of the period	39,708	36,257

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22. EMPLOYEE BENEFITS (Continued)

Pension funds

        Qualified Pension Plans—U.S. Holdings sponsors a qualified noncontributory defined benefit pension plan, the Luxottica Group Pension Plan ("Lux Pension Plan"), which provides for the payment of benefits to eligible past and present employees of U.S. Holdings upon retirement. Pension benefits are gradually accrued based on length of service and annual compensation under a cash balance formula. Participants become vested in the Lux Pension Plan after three years of vesting service as defined by the Lux Pension Plan.

        Nonqualified Pension Plans and Agreements—U.S. Holdings also maintains a nonqualified, unfunded supplemental executive retirement plan ("Lux SERP") for participants of its qualified pension plan to provide benefits in excess of amounts permitted under the provisions of prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan. This plan's benefit provisions mirror those of the Lux Pension Plan.

        U.S. Holdings also sponsors the Cole National Group, Inc. Supplemental Pension Plan. This plan is a nonqualified unfunded SERP for certain participants of the former Cole pension plan who were designated by the Board of Directors of Cole on the recommendation of Cole's chief executive officer at such time. This plan provides benefits in excess of amounts permitted under the provisions of the prevailing tax law. The pension liability and expense associated with this plan are accrued using the same actuarial methods and assumptions as those used for the qualified pension plan.

        The following tables provide key information pertaining to the Lux Pension Plan and SERPs (amounts in thousands of Euro).

	Obligation and funded status
	Pension Plan		SERPs
	2012	2011	2012	2011

Change in benefit obligations:
Benefit obligation—beginning of period	483,738	409,316	12,344	11,339
Service cost	22,366	19,171	510	491
Interest cost	24,189	21,323	488	625
Actuarial (gain)/loss	54,071	29,051	1,153	896
Benefits paid	(15,209)	(12,719)	(18)	(969)
Settlements	—	—	(3,897)	—
Plan amendment	—	(85)	—	(453)
Translation difference	(11,590)	17,681	(192)	415

Benefit obligation—end of period	557,565	483,738	10,388	12,344

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22. EMPLOYEE BENEFITS (Continued)

	Pension Plan		SERPs
	2012	2011	2012	2011

Change in plan assets:
Fair value of plan assets—beginning of period	355,563	314,502	—	—
Expected return on plan assets	27,985	24,992	—	—
Actuarial gain/(loss) on plan assets	21,594	(28,762)	—	—
Employer contribution	48,898	45,100	—	—
Direct benefit payments made by the company	—	—	3,915	969
Benefits paid	(15,209)	(12,719)	(18)	(969)
Settlements	—	—	(3,897)	—
Translation difference	(9,056)	12,450	—	—
Fair value of plan assets—end of period	429,775	355,563	—	—

Unfunded status—end of period	127,790	128,175	10,388	12,344

        Amounts to be recognized in the statement of financial position and statement of income along with actual return on assets were as follows (amounts in thousands of Euro):

	Pension Plan		SERPs
	2012	2011	2012	2011

Amounts recognized in the statement of financial position:
Liabilities:
Present value of the obligation	577,565	483,738	10,388	12,344
Fair value of plan assets	429,775	355,563	—	—

Liability recognized in statement of financial position	127,790	128,175	10,388	12,344

Accumulated other comprehensive income:
Net gain/(loss), beginning of year	(144,953)	(80,141)	(4,339)	(3,268)
Asset gain/(loss)	21,594	(28,762)	—	—
Liability experience gain/(loss)	6,020	(1,287)	(578)	(608)
Liability assumption change gain/(loss)	(60,091)	(27,763)	(576)	(289)
Translation difference	3,652	(7,001)	115	(175)
Accumulated other comprehensive income, end of year	(173,778)	(144,953)	(5,378)	(4,340)

Service cost	22,366	19,171	510	491
Interest cost	24,189	21,323	488	625
Benefit vested	—	(85)	—	(453)
Expected return on plan assets	(27,985)	(24,992)	—	—
Settlement loss	—	—	—	—
Expense recognized in profit or loss	18,570	15,416	998	663

Actual return on assets:
Expected return on assets	27,985	24,992	—	—
Actuarial gain/(loss) on plan assets	21,594	(28,762)	—	—
Actual return on assets	49,579	(3,770)	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22. EMPLOYEE BENEFITS (Continued)

        The following tables show the main assumptions used to determine the benefit cost and the benefit obligation for the periods indicated below.

	Pension Plan		SERPs
	2012	2011	2012	2011

Weighted-average assumptions used to determine benefit obligations:
Discount rate	4.30%	5.10%	4.30%	5.10%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%	5% / 3% / 2%
Expected long-term return on plan assets	7.50%	8.00%	N/A	N/A

	Pension Plan
	2012	2011

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate	4.30%	5.10%
Expected long-term return on plan assets	7.50%	8.00%
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%
Mortality table	2013 Static	2012 Static

SERPs
	2012	2011

Weighted-average assumptions used to determine net periodic benefit cost:
Discount rate:
For the year ended December 31	4.30%	5.10%
For the period prior to re-measurement	N/A	N/A
For the period after re-measurement	N/A	N/A
Expected long-term return on plan assets	N/A	N/A
Rate of compensation increase	5% / 3% / 2%	5% / 3% / 2%
Mortality table	2013 Static	2012 Static

        Defined benefit plan data for the current and previous four annual periods are as follows:

(Amounts in thousands of Euro)	2012	2011	2010	2009	2008

Pension Plans:
Defined benefit obligation	557,565	483,738	409,316	334,015	313,520
Fair value of plan assets	429,775	355,563	314,501	238,168	184,379
Plan surplus/(deficit)	(127,790)	(128,175)	(94,815)	(95,847)	(129,141)
Plan liabilities experience gain/(loss)	6,020	(1,287)	1,744	(1,761)	(4,379)
Plan assets experience gain/(loss)	21,594	(28,762)	14,462	23,790	(73,341)
SERPs:
Defined benefit obligation	10,388	12,344	11,340	11,299	12,015
Fair value of plan assets	—	—	—	—	—
Plan surplus/(deficit)	(10,388)	(12,344)	(11,340)	(11,299)	(12,015)
Plan liabilities experience gain/(loss)	(578)	(608)	421	1,228	(927)
Plan assets experience gain/(loss)	—	—	—	—	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22. EMPLOYEE BENEFITS (Continued)

        The Group's discount rate is developed using a third party yield curve derived from non-callable bonds of at least an Aa rating by Moody's Investor Services or at least an AA rating by Standard & Poor's. Each bond issue is required to have at least USD 250 million par outstanding. The yield curve compares the future expected benefit payments of the Lux Pension Plan to these bond yields to determine an equivalent discount rate.

        The Group uses an assumption for salary increases based on a graduated approach of historical experience. The Group's experience shows salary increases that typically vary by age.

        In developing the long-term rate of return assumption, the Group considers its asset allocation. The Group analyzed historical rates of return being earned for each asset category over various periods of time. Additionally, the Group considered input from its third-party pension asset managers, investment consultants and plan actuaries, including their review of asset class return expectations and long-term inflation assumptions.

        Plan Assets—The Lux Pension Plan's investment policy is to invest plan assets in a manner to ensure over a long-term investment horizon that the plan is adequately funded; maximize investment return within reasonable and prudent levels of risk; and maintain sufficient liquidity to make timely benefit and administrative expense payments. This investment policy was developed to provide the framework within which the fiduciary's investment decisions are made, establish standards to measure the investment manager's and investment consultant's performance, outline the roles and responsibilities of the various parties involved, and describe the ongoing review process. The investment policy identifies target asset allocations for the plan's assets at 40% Large Cap U.S. Equity, 10% Small Cap U.S. Equity, 15% International Equity, and 35% Fixed Income Securities, but an allowance is provided for a range of allocations to these categories as described in the table below.

	Asset Class as a Percent of Total Assets
Asset Category	Minimum	Maximum

Large Cap U.S. Equity	37%	43%
Small Cap U.S. Equity	8%	12%
International Equity	13%	17%
Fixed Income Securities	32%	38%
Cash and Equivalents	0%	5%

        The actual allocation percentages at any given time may vary from the targeted amounts due to changes in stock and bond valuations as well as timing of contributions to, and benefit payments from, the pension plan trusts. The Lux Pension Plan's investment policy intends that any divergence from the targeted allocations should be of a short duration, but the appropriate duration of the divergence will be determined by the Investment Subcommittee of the Luxottica Group Employee Retirement Income Security Act of 1974 ("ERISA") Plans Compliance and Investment Committee with the advice of investment managers and/or investment consultants, taking into account current market conditions. During 2011, the Committee reviewed the Lux Pension Plan's asset allocation monthly and if the allocation was not within the above ranges, the Committee re-balanced the allocations if appropriate based on current market conditions.

        Plan assets are invested in diversified portfolios consisting of an array of asset classes within the above target allocations and using a combination of active and passive strategies. Passive strategies

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22. EMPLOYEE BENEFITS (Continued)

involve investment in an exchange-traded fund that closely tracks an index fund. Active strategies employ multiple investment management firms. Risk is controlled through diversification among asset classes, managers, styles, market capitalization (equity investments) and individual securities. Certain transactions and securities are prohibited from being held in the Lux Pension Plan's trusts, such as ownership of real estate other than real estate investment trusts, commodity contracts, and American Depositary Receipts ("ADR") or common stock of the Group. Risk is further controlled both at the asset class and manager level by assigning benchmarks and excess return targets. The investment managers are monitored on an ongoing basis to evaluate performance against the established market benchmarks and return targets.

        Quoted market prices are used to measure the fair value of plan assets, when available. If quoted market prices are not available, the inputs utilized by the fund manager to derive net asset value are observable and no significant adjustments to net asset value were necessary.

        Contributions—U.S. Holdings expects to contribute Euro 38.8 million to its pension plan and Euro 2.2 million to the SERP in 2013.

        Other Benefits—U.S. Holdings provides certain post-employment medical, disability and life insurance benefits. The Group's accrued liability related to this obligation as of December 31, 2012 and 2011, was Euro 1.2 million and Euro 1.3 million, respectively.

        U.S. Holdings sponsors the following additional benefit plans, which cover certain present and past employees of some of its US subsidiaries:

        (a)   U.S. Holdings provides, under individual agreements, post-employment benefits for continuation of health care benefits and life insurance coverage to former employees after employment. As of December 31, 2012 and 2011, the accrued liability related to these benefits was Euro 0.5 million and Euro 0.7 million, respectively.

        (b)   U.S. Holdings maintains the Cole National Group, Inc. Supplemental Retirement Benefit Plan, which provides supplemental retirement benefits for certain highly compensated and management employees who were previously designated by the former Board of Directors of Cole as participants. This is an unfunded noncontributory defined contribution plan. Each participant's account is credited with interest earned on the average balance during the year. This plan was frozen as to future salary credits on the effective date of the Cole acquisition in 2004. The plan liability was Euro 0.7 million and Euro 0.8 million at December 31, 2012 and 2011, respectively.

        U.S. Holdings sponsors certain defined contribution plans for its United States and Puerto Rico employees. The cost of contributions incurred in 2012 and 2011 was Euro 8.4 million and Euro 4.8 million, respectively, and was recorded in general and administrative expenses in the consolidated statement of income. U.S. Holdings also sponsors a defined contribution plan for all U.S. Oakley associates with at least six months of service. The cost for contributions incurred in 2012 and 2011 was Euro 1.8 million and Euro 1.7 million, respectively.

        The Group continues to participate in superannuation plans in Australia and Hong Kong. The plans provide benefits on a defined contribution basis for employees upon retirement, resignation, disablement or death. Contributions to defined contribution superannuation plans are recognized as an expense as the contributions are paid or become payable to the fund. Contributions are accrued based on legislated rates and annual compensation.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

22. EMPLOYEE BENEFITS (Continued)

        Health Benefit Plans—U.S. Holdings partially subsidizes health care benefits for eligible retirees. Employees generally become eligible for retiree health care benefits when they retire from active service between the ages of 55 and 65. Benefits are discontinued at age 65. During 2009, U.S. Holdings provided for a one-time special election of early retirement to certain associates age 50 or older with 5 or more years of service. Benefits for this group are also discontinued at age 65 and the resulting special termination benefit is immaterial.

        The plan liability totals Euro 3.5 million and Euro 3.7 million at December 31, 2012 and 2011, respectively.

        The cost of this plan in 2012 and 2011 as well as the 2013 expected contributions are immaterial.

        For 2013, a 9.0% (9.5% for 2012) increase in the cost of covered health care benefits was assumed. This rate was assumed to decrease gradually to 5% for 2021 and remain at that level thereafter. The health care cost trend rate assumption could have a significant effect on the amounts reported. A 1.0% increase or decrease in the health care trend rate would not have a material impact on the consolidated financial statements. The weighted-average discount rate used in determining the accumulated postretirement benefit obligation was 4.3% at December 31, 2012 and 5.1% at December 31, 2011.

        The weighted-average discount rate used in determining the net periodic benefit cost for 2012 and 2011 was 5.1% and 5.5%, respectively.

23. NON CURRENT PROVISIONS FOR RISK AND OTHER CHARGES

        The balance is detailed below (amounts in thousands of Euro):

	Legal risk	Self- insurance	Tax provision	Other risks	Total

Balance as of December 31, 2011	8,598	23,763	36,397	11,643	80,400

Increases	2,824	7,129	12,089	2,015	24,057
Decreases	(2,812)	(6,323)	(5,128)	(1,196)	(15,460)
Business Combinations	—	—	17,541	17,234	34,775
Translation difference and other movements	132	(520)	8	(3,781)	(4,161

Balance as of December 31, 2012	8,741	24,049	60,907	25,915	119,612

        Other risks include (i) accruals for risks related to sales agents of certain Italian companies of Euro 6.7 million (Euro 7.1 million as of December 31, 2011) and (ii) accruals for decommissioning costs of certain subsidiaries of the Group operating in the Retail Segment of Euro 2.8 million (Euro 2.4 million as of December 31, 2011).

        Refer to Note 19 for information pertaining to self-insurance provision.

        The Tax and Other risk provisions related to Business Combinations refer to Tecnol (please refer to Note 4 "Business Combinations" for further details).

24. OTHER NON-CURRENT LIABILITIES

        The balance of other non-current liabilities was Euro 52.7 million and Euro 66.8 million as of December 31, 2012 and 2011, respectively.

        The balance mainly includes "Other liabilities" of the North American retail operations of Euro 40.6 million and 49.1 million as of December 31, 2012 and 2011, respectively.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

25. LUXOTTICA GROUP STOCKHOLDERS' EQUITY

Capital Stock

        The share capital of Luxottica Group S.p.A., as of December 31, 2012, amounts to Euro 28,394,291.82 and is comprised of 473,238,197 ordinary shares with a par value of Euro 0.06 each.

        The share capital of Luxottica Group S.p.A., as of December 31, 2011, amounts to Euro 28,041,100.62 and is comprised of 467,351,677 ordinary shares with a par value of Euro 0.06 each.

        Following the exercise of 5,886,520 options to purchase ordinary shares granted to employees under existing stock option plans, the share capital increased by Euro 353,191.20 during 2012.

        The total options exercised in 2012 were 5,886,520, of which 138,100 refer to the 2003 Plan, 534,200 refer to the 2004 Plan, 100,000 refer to the Extraordinary 2004 Plan, 441,256 refer to the 2005 Plan, 70,000 refer to the 2006 Plan, 5,000 refer to the 2007 Plan, 782,530 refer to the 2008 Plan, 1,475,434 refer to the 2009 Plan (reassignment of the 2006/2007 Plans), 1,912,500 refer to the Extraordinary 2009 Plan (reassignment of the 2006 extraordinary plan), 417,500 refer to the 2009 Ordinary Plan, 5,000 to the 2010 Plan and 5,000 to the 2011 Plan.

Legal reserve

        This reserve represents the portion of the Company's earnings that are not distributable as dividends, in accordance with Article 2430 of the Italian Civil Code.

Additional paid-in capital

        This reserve increases with the expensing of options or excess tax benefits from the exercise of options.

Retained earnings

        These include subsidiaries' earnings that have not been distributed as dividends and the amount of consolidated companies' equities in excess of the corresponding carrying amounts of investments. This item also includes amounts arising as a result of consolidation adjustments.

Translation reserve

        Translation differences are generated by the translation into Euro of financial statements prepared in currencies other than Euro.

Treasury reserve

        Treasury reserve was equal to Euro 91.9 million as of December 31, 2012 (Euro 117.4 million as of December 31, 2011). The decrease of Euro 25.5 million was due to grants to certain top executives of approximately 1.5 million treasury shares as a result of Group having achieved the financial targets identified by the Board of Directors under the 2009 PSP. As a result of these equity grants, the number of Group treasury shares was reduced from 6,186,425 as of December 31, 2011 to 4,681,025 as of December 31, 2012.

26. NON-CONTROLLING INTERESTS

        Equity attributable to non-controlling interests amounted to Euro 11.9 million and Euro 12.2 million as of December 31, 2012 and December 31, 2011, respectively. The decrease is primarily due to the payment of dividends of Euro 4.7 million partially offset by results for the period equal to Euro 4.2 million.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

27. INFORMATION ON THE CONSOLIDATED STATEMENT OF INCOME

OTHER INCOME/(EXPENSE)

        The composition of other income/(expense) is as follows (amounts in thousands of Euro):

INTEREST EXPENSE	2012	2011

Interest expense on bank overdrafts	(2,869)	(2,024)
Interest expense on loans	(121,049)	(110,343)
Interest expense on derivatives	(7,684)	(6,541)
Other interest expense	(6,539)	(2,159)

Total interest expense	(138,140)	(121,067)

INTEREST INCOME	2012	2011

Interest income on bank accounts	14,928	8,496
Interest income on securities	—	—
Interest income on derivatives	1,689	1,481
Interest income on loans	2,293	2,495

Total interest income	18,910	12,472

Other—net from derivative financial instruments and translation differences	(1,109)	752
Other—net	(5,354)	(4,025)

Total other—net	(6,463)	(3,273)

PROVISION FOR INCOME TAXES

        The income tax provision is as follows:

INCOME TAX PROVISION (Amounts in thousands of Euro)	2012	2011

Current taxes	(339,385)	(252,044)
Deferred taxes	28,910	15,072

Total income tax provision	(310,476)	(236,972)

        The reconciliation between the Italian statutory tax rate and the effective rate is shown below:

	As of December 31,
	2012	2011

Italian statutory tax rate	31.4%	31.4%
Aggregate effect of different tax rates in foreign jurisdictions	3.3%	2.4%
Accrual for tax inspection on Luxottica S.r.l. (fiscal year 2007)	1.2%	—
Aggregate other effects	0.4%	0.3%

Effective rate	36.3%	34.1%

        For further information on the changes occurred in 2012 as compared to 2011 please refer to note 3 of the management report as of December 31, 2012 "Financial Results".

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

28. COMMITMENTS AND RISKS

Licensing agreements

        The Group has entered into licensing agreements with certain designers for the production, design and distribution of sunglasses and prescription frames.

        Under these licensing agreements—which typically have terms ranging from 3 to 10 years—the Group is required to pay a royalty generally ranging from 5% to 14% of net sales. Certain contracts also provide for the payment of minimum annual guaranteed amounts and a mandatory marketing contribution (the latter typically amounts to between 5% and 10% of net sales). These agreements can typically be terminated early by either party for a variety of reasons, including but not limited to non-payment of royalties, failure to reach minimum sales thresholds, product alteration and, under certain conditions, a change in control of Luxottica Group S.p.A.

        Minimum payments required in each of the years subsequent to December 31, 2012 are detailed as follows (amounts in thousands of Euro):

Years ending December 31:

2013	98,036
2014	89,252
2015	81,970
2016	67,181
2017	57,451
Subsequent years	211,424

Total	605,314

Rentals, leasing and licenses

        The Group leases through its worldwide subsidiaries various retail stores, plants, warehouses and office facilities as well as certain of its data processing and automotive equipment under operating lease arrangements. These agreements expire between 2013 and 2026 and provide for renewal options under various conditions. The lease arrangements for the Group's U.S. retail locations often include escalation clauses and provisions requiring the payment of incremental rentals, in addition to any established minimums contingent upon the achievement of specified levels of sales volume. The Group also operates departments in various host stores, paying occupancy costs solely as a percentage of sales. Certain agreements which provide for operations of departments in a major retail chain in the United States contain short-term cancellation clauses.

        Total rental expense for each year ended December 31 is as follows:

(Amounts in thousands of Euro)	2012	2011

Minimum lease payments	442,932	328,261
Additional lease payments	99,377	90,876
Sublease payments	(25,754)	(23,005)

Total	516,555	396,132

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

28. COMMITMENTS AND RISKS (Continued)

        Future rental commitments, including contracted rent payments and contingent minimums, are as follows:

Years ending December 31: (Amounts in thousands of Euro)

2013	296,411
2014	248,805
2015	197,620
2016	152,929
2017	108,925
Subsequent years	186,951

Total	1,191,640

Other commitments

        The Group is committed to pay amounts in future periods for endorsement contracts, supplier purchase and other long-term commitments. Endorsement contracts are entered into with selected athletes and others who endorse Oakley products. Oakley is often required to pay specified minimal annual commitments and, in certain cases, additional amounts based on performance goals. Certain contracts provide additional incentives based on the achievement of specified goals. Supplier commitments have been entered into with various suppliers in the normal course of business. Other commitments mainly include auto, machinery and equipment lease commitments.

        Future minimum amounts to be paid for endorsement contracts and supplier purchase commitments at December 31, 2012 are as follows:

Years ending December 31, 2012 (Amounts in thousands of Euro)	Endorsement contracts	Supply commitments	Other commitments

2013	6,626	18,504	6,889
2014	3,999	21,578	5,662
2015	3,725	12,045	2,136
2016	99	4,841	97
2017	—	4,401	—
Subsequent years	—	16,889	—

Total	14,449	78,258	14,784

Guarantees

        The United States Shoe Corporation, a wholly-owned subsidiary within the Group, has guaranteed the lease payments for five stores in the United Kingdom. These lease agreements have varying termination dates through June 30, 2017. At December 31, 2012, the Group's maximum liability amounted to Euro 2.6 million (Euro 3.3 million at December 31, 2011).

        A wholly-owned U.S. subsidiary guaranteed future minimum lease payments for lease agreements on certain stores. The lease agreements were signed directly by the franchisees as part of certain franchising agreements. Total minimum guaranteed payments under this guarantee were Euro 1.0 million (USD 1.3 million) at December 31, 2012 (Euro 1.4 million at December 31, 2011). The commitments provided for by the guarantee arise if the franchisee cannot honor its financial commitments under the lease agreements. A liability has been accrued using an expected present value calculation. Such amount is immaterial to the consolidated financial statements as of December 31, 2012 and 2011.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

28.  COMMITMENTS AND RISKS (Continued)

Litigation

French Competition Authority Investigation

        Our French subsidiary Luxottica France S.A.S., together with other major competitors in the French eyewear industry, has been the subject of an anti-competition investigation conducted by the French Competition Authority relating to pricing practices in such industry. The investigation is ongoing, and, to date, no formal action has yet been taken by the French Competition Authority. As a consequence, it is not possible to estimate or provide a range of potential liability that may be involved in this matter. The outcome of any such action, which the Group intends to vigorously defend, is inherently uncertain, and there can be no assurance that such action, if adversely determined, will not have a material adverse effect on our business, results of operations and financial condition.

Other proceedings

        The Company and its subsidiaries are defendants in various other lawsuits arising in the ordinary course of business. It is the opinion of the management of the Company that it has meritorious defenses against all such outstanding claims, which the Company will vigorously pursue, and that the outcome of such claims, individually or in the aggregate, will not have a material adverse effect on the Company's consolidated financial position or results of operations.

29.  RELATED PARTY TRANSACTIONS

Licensing Agreements

        The Group executed an exclusive worldwide license for the production and distribution of Brooks Brothers brand eyewear. The brand is held by Brooks Brothers Group, Inc. ("BBG"), which is owned and controlled by a director of the Company, Claudio Del Vecchio. The license expires on December 31, 2014 but is renewable until December 31, 2019. Royalties paid under this agreement to BBG were Euro 0.7 million in 2012 and Euro 0.6 million in 2011.

Service Revenues

        During the years ended December 31, 2012 and 2011, U.S. Holdings performed consulting and advisory services relating to risk management and insurance for Brooks Brothers Group, Inc. Amounts received for the services provided for those years were Euro 0.1 million and Euro 0.1 million, respectively. Management believes that the compensation received for these services was fair to the Company.

Purchase of Real Estate

        On November 7, 2011, the Company acquired a building next to its registered office in Milan for a purchase price of Euro 21.4 million from Partimmo S.r.l., a company indirectly controlled by the Company's Chairman of the Board of Directors. The purchase price is in line with the fair market value of the building based on a valuation prepared by an independent expert appointed by the Board's Internal Control Committee. The Company recorded this asset at cost. As of December 31, 2011, approximately Euro 2.9 million of improvements were made to the building, a portion of which (equal to approximately Euro 0.4 million plus VAT) was paid by the Company to Partimmo S.r.l. as a reimbursement of part of the renovation costs.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

29.  RELATED PARTY TRANSACTIONS (Continued)

Incentive Stock Option Plans

        On September 14, 2004, the Company announced that its primary stockholder, Leonardo Del Vecchio, had allocated 2.11% of the shares of the Company—equal to 9.6 million shares, owned by him through the company La Leonardo Finanziaria S.r.l. and currently owned through Delfin S.à r.l., a financial company owned by the Del Vecchio family, to a stock option plan for the senior management of the Company. The options became exercisable on June 30, 2006 following the meeting of certain economic objectives and, as such, the holders of these options became entitled to exercise such options beginning on that date until their termination in 2014. During 2012 3.9 million options (0.7 million in 2011) from this grant were exercised. As of December 31, 2012, 3.4 million options were outstanding.

        A summary of related party transactions as of December 31, 2012 and 2011, is provided below. In 2011, the Group completed the acquisition of Multiopticas, which is no longer considered a related party as of December 31, 2011. Please refer to note 4 "Business Combinations" for further details. The below table reports the revenues and costs related to the transactions with Multiopticas that occurred until the completion of the acquisition.

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2012 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	—	802	13	40
Eyebiz Laboratories Pty Limited	1,194	44,862	7,898	9,086
Others	650	764	447	72

Total	1,844	46,428	8,358	9,198

	Consolidated Statement of Income		Consolidated Statement of Financial Position
Related parties As of December 31, 2011 (Amounts in thousands of Euro)
	Revenues	Costs	Assets	Liabilities

Brooks Brothers Group, Inc.	—	984	—	155
Multiopticas Group	4,743	25	1,600	2,465
Eyebiz Laboratories Pty Limited	970	44,584	8,553	17,793
Others	581	871	727	159

Total	6,294	46,464	10,880	20,572

        Total remuneration due to key managers amounted to approximately Euro 42.3 million and Euro 48.9 million in 2012 and 2011, respectively.

30.  EARNINGS PER SHARE

        Basic and diluted earnings per share were calculated as the ratio of net income attributable to the stockholders of the Company for 2012 and 2011 amounting to Euro 0.5 million and Euro 0.5 million, respectively, to the number of outstanding shares—basic and dilutive of the Company.

        Basic earnings per share in 2012 were equal to Euro 1.17, compared to Euro 0.98 in 2011. Diluted earnings per share in 2012 were equal to Euro 1.15 compared to Euro 0.98 in 2011.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

30.  EARNINGS PER SHARE (Continued)

        The table reported below provides the reconciliation between the average weighted number of shares utilized to calculate basic and diluted earnings per share:

	2012	2011

Weighted average shares outstanding—basic	464,643,093	460,437,198
Effect of dilutive stock options	4,930,749	2,859,064
Weighted average shares outstanding—dilutive	469,573,841	463,296,262
Options not included in calculation of dilutive shares as the average value was greater than the average price during the respective period or performance measures related to the awards have not yet been met	3,058,754	11,253,701

31.  ATYPICAL AND/OR UNUSUAL OPERATIONS

        There were no atypical and/or unusual transactions that occurred in 2012 and 2011.

32.  DERIVATIVE FINANCIAL INSTRUMENTS

        Derivatives are classified as current or non-current assets and liabilities. The fair value of derivatives is classified as a long-term asset or liability for the portion of cash flows expiring after 12 months, and as a current asset or liability for the portion expiring within 12 months.

        The ineffective portion recorded in other-net within the consolidated statement of income amounted to Euro 0.0 thousand (Euro 151.1 thousand in 2011).

        The table below shows the assets and liabilities related to derivative contracts in effect as of December 31, 2012 and 2011 (amounts in thousands of Euro):

	2012		2011
	Assets	Liabilities	Assets	Liabilities

Interest rate swaps—cash flow hedge	—	(438)	—	(20,717)
Forward contracts—cash flow hedge	6,048	(681)	668	(3,890)

Total	6,048	(1,119)	668	(24,608)

of which:
Non-current portion
Interest rate swaps—cash flow hedge	—	—	—	(8,550)
Forward contracts—cash flow hedge

Total				(8,550)

Current portion	6,048	(1,119)	668	(16,058)

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

32.  DERIVATIVE FINANCIAL INSTRUMENTS (Continued)

        The table below shows movements in the stockholders' equity due to the reserve for cash flow hedges (amounts in thousands of Euro):

Balance as of January 1, 2011	(35,132)

Fair value adjustment of derivatives designated as cash flow hedges	(4,678)
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	1,856
Amounts reclassified to the consolidated statement of income	37,228
Tax effect on amounts reclassified to the consolidated statement of income	(13,292)

Balance as of December 31, 2011	(14,018)

Fair value adjustment of derivatives designated as cash flow hedges	3,163
Tax effect on fair value adjustment of derivatives designated as cash flow hedges	(2,512)
Amounts reclassified to the consolidated statement of income	17,044
Tax effect on amounts reclassified to the consolidated statement of income	(3,995)

Balance as of December 31, 2012	(318)

Interest rate swaps

        The aggregate notional amount of the existing interest rate swap instruments effective as of December 31, 2012 is Euro 70 million.

33.  NON-RECURRING TRANSACTIONS

        On January 24, 2012 the Board of Directors of Luxottica approved the reorganization of the retail business in Australia. As a result of this reorganization the Group has closed approximately 10% of its Australian and New Zealand stores, redirecting resources into its market leading OPSM brand. As a result of the reorganization, the Group incurred non-recurring expenses of approximately Euro 21.7 million. The Group also recorded a non recurring tax benefit of Euro 6.5 million related to the reorganization of the retail business in Australia and a non-recurring tax expense of Euro 10 million related to tax audit on Luxottica S.r.l on fiscal year 2007.

        In 2011 the Group recognized non recurring gain of Euro 19.0 million related to the acquisition of the original 40% shareholding in Multiopticas Internacionales, a non-recurring charge of Euro 12.0 million related to the celebration of the 50th anniversary of Luxottica Group SpA., a non-recurring charge of Euro 11.2 related to start up and restructuring costs of the North America division and non-recurring expense of Euro 9.6 million related to the reorganization of the retail business in Australia. The tax benefits related to the above non-recurring income and expenses was Euro 10.5 million

34. SHARE-BASED PAYMENTS

        Beginning in April 1998, certain officers and other key employees of the Company and its subsidiaries were granted stock options of Luxottica Group S.p.A. under the Company's stock option plans (the "plans"). In order to strengthen the loyalty of some key employees—with respect to individual targets, and in order to enhance the overall capitalization of the Company—the Company's stockholders meetings approved three stock capital increases on March 10, 1998, September 20, 2001 and June 14, 2006, respectively, through the issuance of new common shares to be offered for subscription to employees. On the basis of these stock capital increases, the authorized share capital was equal to Euro 29,537,918.57. These options become exercisable at the end of a three year vesting period. Certain options may contain accelerated vesting terms if there is a change in ownership (as defined in the plans).

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

34. SHARE-BASED PAYMENTS (Continued)

        The stockholders' meeting has delegated the Board of Directors to effectively execute, in one or more installments, the stock capital increases and to grant options to employees. The Board can also:

  —
  establish the terms and conditions for the underwriting of the new shares;

  —
  request the full payment of the shares at the time of their underwriting;

  —
  identify the employees to grant the options based on appropriate criteria; and

  —
  regulate the effect of the termination of the employment relationships with the Company or its subsidiaries and the effects of the employee death on the options granted by specific provision included in the agreements entered into with the employees.

        Upon execution of the proxy received from the Stockholders' meeting, the Board of Directors has granted a total of 55,084,800 options of which, as of December 31, 2012, 21,057,697 have been exercised.

        On May 7, 2012, the Board of Directors granted 687,500 options to employees domiciled in the United States with a fair value of Euro 7.85 per option as well as 1,389,000 options to employees domiciled outside the United States with a fair value of Euro 8.23.

        In total, the Board of Directors approved the following stock option plans:

Plan	Granted	Exercised

1998 ordinary plan	3,380,400	2,716,600
1999 ordinary plan	3,679,200	3,036,800
2000 ordinary plan	2,142,200	1,852,533
2001 ordinary plan	2,079,300	1,849,000
2002 ordinary plan	2,348,400	2,059,000
2003 ordinary plan	2,397,300	2,199,300
2004 ordinary plan	2,035,500	1,967,000
2005 ordinary plan	1,512,000	1,107,000
2006 ordinary plan(*)	1,725,000	70,000
2007 ordinary plan(*)	1,745,000	5,000
2008 ordinary plan	2,020,500	1,060,530
2009 ordinary plan	1,050,000	417,500
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to non-US beneficiaries	2,060,000	1,047,434
2009 ordinary plan: reassignment of options granted under the 2006 and 2007 ordinary plans to US beneficiaries	825,000	428,000
2001 Performance Plan	1,170,000	—
2004 Performance Plan	1,000,000	1,000,000
2006 Performance Plan—US beneficiaries(*)	3,500,000	—
2006 Performance Plan—non-US beneficiaries(*)	9,500,000	—
2009 Performance plan: reassignment of options granted under the 2006 performance plans to non-US domiciled beneficiaries	4,250,000	750,000
2009 Performance plan: reassignment of options granted under the 2006 performance plans to US domiciled beneficiaries	1,450,000	1,162,500
2010 Ordinary Plan	1,924,500	5,000
2011 Ordinary Plan	2,039,000	5,000
2012 Ordinary Plan	2,076,500	—

Total	55,909,800	22,738,197

(*)
The plan was reassigned in 2009.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

34. SHARE-BASED PAYMENTS (Continued)

        On May 13, 2008, a Performance Shares Plan for senior managers within the Company as identified by the Board of Directors of the Company (the "Board") (the "2008 PSP") was adopted. The beneficiaries of the 2008 PSP are granted the right to receive ordinary shares, without consideration, if certain financial targets set by the Board of Directors are achieved over a specified three-year period. The 2008 PSP has a term of five years, during which time the Board may resolve to issue different grants to the 2008 PSP's beneficiaries. The 2008 PSP covers a maximum of 6,500,000 ordinary shares. Each annual grant will not exceed 2,000,000 ordinary shares.

        On May 13, 2008, the Board granted 1,003,000 rights to receive ordinary shares, which could be increased by 20% up to a maximum of 1,203,600 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2008 through 2010. As of December 31, 2010, the consolidated cumulative earnings per share targets were not achieved and therefore the plan did not vest.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2009, the Board of Directors granted certain of our key employees 1,435,000 rights to receive ordinary shares ("PSP 2009"), which can be increased by 25% up to a maximum of 1,793,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2009 through 2011. As of December 31, 2011, the consolidated cumulative earnings per share targets were achieved and therefore the rights under the plan vested. Pursuant to the PSP plan adopted in 2008, on April 29, 2010, the Board of Directors granted certain of our key employees 692,000 rights to receive ordinary shares ("PSP 2010"), which can be increased by 25% up to a maximum of 865,000 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2010 through 2012. Management expects that the targets will be met. As of December 31, 2012, 62,500 of the 865,000 units granted had been forfeited.

        Pursuant to the PSP plan adopted in 2008, on April 28, 2011, the Board of Directors granted certain of our key employees 665,000 rights to receive ordinary shares ("PSP 2011"), which can be increased by 15% up to a maximum of 764,750 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2011 through 2013. Management expects that the targets will be met. As of December 31, 2011, 11,500 of the 764,750 units granted had been forfeited.

        Pursuant to the PSP plan adopted in 2008, on May 7, 2012, the Board of Directors granted certain of our key employees 601,000 rights to receive ordinary shares ("PSP 2012"), which may be increased by 20% up to a maximum of 721,200 units, if certain consolidated cumulative earnings per share targets are achieved over the three-year period from 2012 through 2014. Management expects that the target will be met. As of December 31, 2012, none of the 721,200 units granted were forfeited.

        The information requested by IFRS 2 on stock option plans is reported below.

        The fair value of the stock options was estimated on the grant date using the binomial model and following weighted average assumptions:

	2012 Ordinary Plan- for citizens resident in the U.S.	2012 Ordinary Plan- for citizens not resident in the U.S.A.	PSP 2012

Share price at the grant date (in Euro)	28.23	28.23	28.23
Expected option life	5.61 years	5.61 years	3 years
Volatility	35.70%	35.70%	—
Dividend yield	1.94%	1.94%	1.94%
Risk-free interest rate	1.40%	1.40%	—

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

34. SHARE-BASED PAYMENTS (Continued)

        Expected volatilities are based on implied volatilities from traded share options on the Company's stock, historical volatility of the Company's share price and other factors. The expected option life is based on the historical exercise experience for the Company based upon the date of grant and represents the period of time that options granted are expected to be outstanding. The risk-free rate for periods within the contractual life of the option is based on the U.S. Federal Treasury or European government bond yield curve, as appropriate, in effect at the time of grant.

        The weighted average fair value of the stock options under plans granted in 2012 was Euro 8.10. The fair value of the units granted under the 2012 PSP was Euro 26.65 per unit.

        Movements reported in the various stock option plans in 2012 are reported below:

	Exercise price	Currency	N° of options outstanding as of December 31, 2011	Granted options	Forfeited options	Exercised options	Expired options	N° of options outstanding as of December 31, 2012

2003 Ordinary Plan	10.51	Euro	146,100	—	(8,000)	(138,100)	—	0
2004 Ordinary Plan	13.79	Euro	555,500	—	—	(534,200)	—	21,300
2004 Performance Plan	18.59	USD	100,000	—	—	(100,000)	—	0
2005 Ordinary Plan	16.89	Euro	666,256	—	—	(441,256)	—	225,000
2006 Ordinary Plan	22.19	Euro	70,000	—	—	(70,000)	—	0
2006 Performance Plan B	20.99	Euro	1,100,000	—	—	—	—	1,100,000
2007 Ordinary Plan	24.03	Euro	20,000	—	—	(5,000)	—	15,000
2008 Ordinary Plan	18.08	Euro	1,401,000		(10,000)	(782,530)	—	608,470
2009 Ordinary plan for citizens not resident in the U.S.	13.45	Euro	336,000	—	(28,000)	(174,500)	—	133,500
2009 Ordinary plan for citizens resident in the U.S.	14.99	Euro	523,000	—	(44,000)	(243,000)	—	236,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	13.45	Euro	1,845,000	—	(5,000)	(1,047,434)	—	792,566
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	15.03	Euro	645,000	—	(5,000)	(428,000)	—	212,000
2009 Plan—reassignment of STR 2006 plans for citizens not resident in the U.S.	13.45	Euro	4,250,000	—	—	(750,000)	—	3,500,000
2009 Plan—reassignment of STR 2006 plans for citizens resident in the U.S.	15.11	Euro	1,350,000	—	—	(1,162,500)	—	187,500
2010 Ordinary Plan—for citizens non resident in the U.S.	20.72	Euro	1,175,000	—	(51,500)	(5,000)	—	1,118,500
2010 Ordinary Plan—for citizens resident in the U.S.	21.23	Euro	616,500	—	(101,000)	—	—	515,500
2011 Ordinary Plan—for citizens non resident in the U.S.	22.62	Euro	1,309,500	—	(27,500)	(5,000)	—	1,277,000
2011 Ordinary Plan—for citizens resident in the U.S.	23.18	Euro	705,500	—	(107,000)	—	—	598,500
2012 Ordinary Plan—for citizens resident in the U.S.	28.32	Euro	—	1,389,000	—	—	—	1,389,000
2012 Ordinary Plan—for citizens resident in the U.S.	26.94	Euro	—	687,500	(30,500)	—		657,000
Total			16,814,356	2,076,500	(417,500)	(5,886,520)	—	12,586,836

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

34. SHARE-BASED PAYMENTS (Continued)

        Options exercisable on December 31, 2012 are summarized in the following table:

Number of options exercisable as of December 31, 2012

2004 Plan	21,300
2005 Plan	225,000
2006 Extraordinary plan	1,100,000
2007 Plan	15,000
2008 Plan	608,470
2009 Ordinary plan—for citizens non-resident in the U.S.	133,500
Piano Ordinario 2009 Ordinary plan—for citizens resident in the U.S.	236,000
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	792,566
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	212,000
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	3,500,000
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	187,500
Total	7,031,336

        The remaining contractual life of plans in effect on December 31, 2012 is highlighted in the following table:

Remaining contractual life in years

2004 Ordinary Plan	0.08
2005 Ordinary Plan	1.08
2006 Ordinary Plan	2.08
2006 Performance Plan B	2.57
2007 Ordinary Plan	3.18
2008 Ordinary Plan	4.20
2009 Ordinary plan for citizens not resident in the U.S.	5.35
2009 Ordinary plan for citizens resident in the U.S.	5.35
2009 Plan—reassignment of 2006/2007 plans for citizens resident in the U.S.	4.25
2009 Plan—reassignment of 2006/2007 plans for citizens not resident in the U.S.	5.35
2009 Plan—reassignment of 2006 plans for citizens not resident in the U.S.	5.35
2009 Plan—reassignment of 2006 plans for citizens resident in the U.S.	5.45
2010 Ordinary Plan—for citizens non resident in the U.S.	6.33
2010 Ordinary Plan—for citizens resident in the U.S.	6.33
2011 Ordinary Plan—for citizens non resident in the U.S.	7.33
2011 Ordinary Plan—for citizens resident in the U.S.	7.33
2012 Ordinary Plan—for citizens non resident in the U.S.	8.35
2012 Ordinary Plan—for citizens resident in the U.S.	8.35

        With regards to the options exercised during the course of 2012, the weighted average share price of the shares in 2012 was equal to Euro 27.5.

Notes to the
CONSOLIDATED FINANCIAL STATEMENTS (Continued)
As of DECEMBER 31, 2012

34. SHARE-BASED PAYMENTS (Continued)

        The Group has recorded an expense for the ordinary stock option plans of Euro 10.8 million and Euro 9.7 million in 2012 and 2011, respectively. For the 2009, 2010, 2011 and 2012 PSP plans, the Group recorded an expense of Euro 30.5 million and Euro 28.3 million in 2012 and 2011, respectively. No expense on the 2008 PSP was recorded in 2010, 2009 and 2008, since the consolidated EPS targets were not met.

        The stock plans outstanding as of December 31, 2012 are conditional upon satisfying the service conditions. The 2004 and 2009 performance plans as well as all the PSP plans are conditional upon satisfying service as well as performance conditions.

35. DIVIDENDS

        During 2012, the Company distributed aggregate dividends to its stockholders of Euro 227.4 million equal to Euro 0.49 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.3 million. During 2011, the Company distributed aggregate dividends to its stockholders of Euro 202.5 million equal to Euro 0.44 per ordinary share. Dividends distributed to non-controlling interests totaled Euro 2.0 million.

36. CAPITAL MANAGEMENT

        The Group's objectives when managing capital are to safeguard the Group's ability to continue, as a going concern, to provide returns to shareholders and benefit to other stockholders, and to maintain an optimal capital structure to reduce the cost of capital.

        Consistent with others in the industry the Group monitors capital also on the basis of the gearing ratio which is calculated as net financial position divided by total capital. Net financial position is calculated as total borrowings (including short-term borrowings, current and non-current portion of long term debt) less cash and cash equivalents. Total capital is calculated as equity, as shown in the consolidated statement of financial position, plus net financial position.

	2012	2011

Total borrowings (notes 15 and 21)	2,452.5	2,936.7
less cash and cash equivalents	(790.1)	(905.1)

Net Debt	1,662.4	2,031.6
Total Equity	3,993.2	3,625.1

Capital	5,655.6	5,656.7

Gearing ratio	29.3%	35.9%

37. SUBSEQUENT EVENTS

        On January 23, 2013, the Company completed the acquisition of Alain Mikli International, the French luxury and contemporary eyewear company. The consideration paid for the acquisition was Euro 85.4 million. Net sales generated by Alain Mikli International in 2012 were approximately Euro 55.5 million. The Company uses various methods to calculate the fair value of the Mikli assets acquired and the liabilities assumed. The valuation processes have not been concluded as of the date these financial statements were authorized for issue. In accordance with IFRS 3, the fair value of the net assets and liabilities assumed will be defined within 12 months from the acquisition date.

Attachment 1

EXCHANGE RATES USED TO TRANSLATE FINANCIAL STATEMENTS PREPARED IN CURRENCIES OTHER THAN THE EURO

	Average exchange rate for the year ended December 31, 2012	Final exchange rate as of December 31, 2012	Average exchange rate for the year ended December 31, 2011	Final exchange rate as of December 31, 2011

U.S. Dollar	1.28479	1.31940	1.3920	1.2939
Swiss Franc	1.20528	1.20720	1.2326	1.2156
Great Britain Pound	0.81087	0.81610	0.8679	0.8353
Brazilian Real	2.50844	2.70360	2.3265	2.4159
Japanese Yen	102.49188	113.61000	110.9586	100.2000
Canadian Dollar	1.28421	1.31370	1.3761	1.3215
Mexican Peso	16.90293	17.18450	17.2877	18.0512
Swedish Krona	8.70407	8.58200	9.0298	8.9120
Australian Dollar	1.24071	1.27120	1.3484	1.2723
Argentine Peso	5.84030	6.48641	5.7450	5.5677
South African Rand	10.55106	11.17270	10.0970	10.4830
Israeli Shekel	4.95357	4.92580	4.9775	4.9453
Hong Kong Dollar	9.96626	10.22600	10.8362	10.0510
Turkish Lira	2.31354	2.35510	2.3378	2.4432
Norwegian Krona	7.47506	7.34830	7.7934	7.7540
Malaysian Ringgit	3.96725	4.03470	4.2558	4.1055
Thai Baht	39.92761	40.34700	42.4288	40.9910
Taiwan Dollar	37.99650	38.32620	40.8924	39.1835
South Korean Won	1447.69129	1406.23000	1,541.2341	1,498.6899
Chinese Renminbi	8.10523	8.22070	8.9960	8.1588
Singapore Dollar	1.60546	1.61110	1.7489	1.6819
New Zealand Dollar	1.58670	1.60450	1.7600	1.6737
United Arab Emirates Dirham	4.71899	4.84617	5.1124	4.7524
Indian Rupee	68.59735	72.56000	64.8859	68.7130
Polish Zloty	4.18474	4.07400	4.1206	4.4580
Hungarian Forint	289.24941	292.30000	279.3726	314.5800
Croatian Kuna	7.52167	7.55750	7.4390	7.5370
American Dollar (GMO Ecuador)	1.28479	1.31940	1.3778	1.2939
Colombian Peso	2309.57082	2331.23000	2,564.6895	2,510.5701
Chilean Peso	624.78695	631.72900	678.6135	671.9970
Peruvian Nuevo Sol	3.39013	3.36780	3.7549	3.4875
Namibian Dollar	10.5511	11.1727	10.0970	10.4830

*********

Certification of the consolidated financial statements, pursuant to Article 154-bis of the Legislative Decree 58/98.

        1.     The undersigned Andrea Guerra and Enrico Cavatorta, as chief executive officer and chief financial officer of Luxottica Group SpA, having also taken into account the provisions of Article 154-bis, paragraphs 3 and 4, of Legislative Decree no. 58 of 24 February 1998, hereby certify:

  •
  the adequacy in relation to the characteristics of the Company and

  •
  the effective implementation

of the administrative and accounting procedures for the preparation of the consolidated financial statements over the course of the year ending December 31, 2012.

        2.     The assessment of the adequacy of the administrative and accounting procedures for the preparation of the consolidated financial statements as of December 31, 2012 was based on a process developed by Luxottica Group SpA in accordance with the model of Internal Control—Integrated Framework issued by the Committee of Sponsoring organizations of the Tradeway Commission which is a framework generally accepted internationally.

        3.     It is also certified that:

          3.1   the consolidated financial statements:

            a)    has been drawn up in accordance with the international accounting standards recognized in the European Union under the EC Regulation no. 1606/2002 of the European Parliament and of the Council of 19 July 2002, and the provisions in which implement Art. 9 of the Legislative Decree no. 38/205 issued in implementation of Article 9 of Legislative Decree no. 38/205;

            b)    is consistent with accounting books and entries;

            c)     are suitable for providing a truthful and accurate representation of the financial and economic situation of the issuer as well as of the companies included within the scope of consolidation.

          3.2   The management report on of the consolidated financial statements includes a reliable analysis of operating trends and the result of the period as well as the situation of the issuer and of the companies included within the scope of consolidation; a description of the primary risks and uncertainties to which the Group is exposed is also included.

Milano, February 28, 2013
Andrea Guerra
(Chief Executive Officer)

Enrico Cavatorta
(Manager in charged with preparing the Company's financial reports)

QuickLinks

  Exhibit 99.2
  CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011
  CONSOLIDATED STATEMENTS OF CASH FLOWS FOR THE YEARS ENDED DECEMBER 31, 2012 AND 2011